SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of Part 5 of 5

MCEV financial statements

Consolidated income statement - MCEV basis
For the year ended 31 December 2014

	2014 £m		Restated1 2013 £m
		Continuing Operations	Discontinued Operations2
Operating profit/(loss) before tax attributable to shareholders' profits
United Kingdom & Ireland	1,277	921	-
Europe	1,142	1,088	-
Asia	241	252	-
Other3	87	(2)	-
Long-term business for continuing operations (note F4)	2,747	2,259	-
United States2	-	-	272
General insurance and health (note F6)4	801	777	-
Fund management (note F7)5	23	29	31
Other operations (note F8)6	(91)	(76)	(4)
Market operating profit/(loss)	3,480	2,989	299
Corporate centre	(132)	(150)	-
Group debt costs and other interest	(463)	(502)	(9)
Operating profit/(loss) before tax attributable to shareholders' profits	2,885	2,337	290
Integration and restructuring costs (note F9)	(159)	(354)	(3)
Operating profit/(loss) before tax attributable to shareholders' profits after integration and restructuring costs	2,726	1,983	287
Adjusted for the following:
Economic variances on long-term business	(152)	1,627	452
Short-term fluctuation in return on investments on non-long-term business	261	(336)	-
Economic assumption changes on general insurance and health business	(145)	33	-
Impairment of goodwill	(24)	(86)	-
Amortisation and impairment of intangibles	(106)	(99)	(9)
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates7	120	155	808
Exceptional items (note F10)	(198)	(242)	-
Non-operating items before tax	(244)	1,052	1,251
Profit/(loss) before tax attributable to shareholders' profits	2,482	3,035	1,538
Tax on operating profit	(811)	(778)	(83)
Tax on other activities	137	(297)	(182)
	(674)	(1,075)	(265)
Profit/(loss) after Tax	1,808	1,960	1,273
Profit/(loss) from Discontinued operations2	58	1,273
Profit/(loss) for the period	1,866	3,233

Attributable to:
Equity shareholders' of Aviva plc	1,658	2,745
Non-controlling Interest	208	488
	1,866	3,233
Earnings/(loss) per share8
Basic (pence per share)	53.4p	90.4p
Diluted (pence per share)	52.6p	89.3p

Continuing operations - Basic (pence per share)	51.4p	47.1p
Continuing operations - Diluted (pence per share)	50.7p	46.6p

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.

2    Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013) and settlement in 2014. From 1 January 2013, the US Life operations were reported within non-covered business on an IFRS basis. For further details, see note F1 - Basis of preparation.

3 Includes UK retail fund management business, which transferred from UK Life to Aviva Investors on 9 May 2014. In the comparative period this was included within 'United Kingdom & Ireland'.

4    Excludes the results of the UK and Singapore health businesses now included in covered business. These results are included within the long-term MCEV operating earnings consistent with the MCEV methodology.

5    Excludes the proportion of the results of Aviva Investors fund management business and other fund management operations within the Group that arise from the provision of fund management services to our life businesses. These results, in the current period and for continuing operations in the comparative period, are included within the long-term business MCEV operating earnings consistent with the MCEV methodology. Operating earnings for US fund management, in the comparative period as part of discontinued operations, are included in this line item.

6    Excludes the proportion of the results of subsidiaries providing services to the long-term business. These results are included within the long-term MCEV operating earnings consistent with the MCEV methodology.

7    Includes profit or loss in respect of remeasurement of held for sale operations to expected fair value less cost to sell; completion of the disposal of held for sale operations; and restructuring activity. The current period primarily includes profit or loss on completion of the sale of Eurovita, Korea, Caixa Galicia, Indonesia, River Road and Turkey's general insurance business. The comparative period included the profit or loss on completion of the sale of the US business, Aseval, Ark Life, Russia, Romanian pensions and Malaysia; and the held for sale re-measurement of Eurovita and Korea.

8 Number of shares as at 31 December 2014 2,950 million (31 December 2013: 2,947 million)

Consolidated statement of comprehensive income - MCEV basis
For the year ended 31 December 2014

	2014 £m	Restated1 2013 £m
Profit for the year from continuing operations	1,808	1,960
Profit for the year from discontinued operations2	58	1,273
Profit for the period	1,866	3,233

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Foreign exchange rate movements	(658)	(4)
Aggregate tax effect - shareholder tax on items that may be reclassified into profit or loss	12	(6)

Items that will not be reclassified to income statement
Remeasurements of pension schemes	1,662	(674)
Aggregate tax effect - shareholder tax on items that will not be reclassified into profit or loss	(347)	125
Other comprehensive income, net of tax from continuing operations	669	(559)
Other comprehensive income, net of tax from discontinued operations	-	(319)
Other comprehensive income, net of tax	669	(878)
Total comprehensive income, net of tax from continuing operations	2,477	1,401
Total comprehensive income, net of tax from discontinued operations	58	954
Total recognised income and expense for the year	2,535	2,355

Attributable to:
Equity shareholders' of Aviva plc	2,449	1,819
Non-controlling interests	86	536
	2,535	2,355

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.

2    Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). From 1 January 2013, the US Life operations were reported within non-covered business on an IFRS basis. For further details, see note F1 - Basis of preparation.

Consolidated statement of changes in equity - MCEV basis
For the year ended 31 December 2014

	2014 £m	Restated1 2013 £m
Balance at 1 January	17,428	16,999
Total comprehensive income for the year	2,535	2,355
Dividends and appropriations	(551)	(538)
Capital contributions from non-controlling interests	-	1
Non-controlling interests share of dividends declared in the year	(189)	(134)
Redemption of direct capital instrument	(547)	-
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(21)	(820)
Non-controlling interests in (disposed)/acquired subsidiaries	(326)	(497)
Shares acquired for employee trusts	-	(32)
Shares distributed by employee trusts	5	5
Reserves credit for equity compensation plans	39	37
Shares issued under equity compensation plans	4	-
Aggregate tax effect - shareholder tax	19	52
Total equity	18,396	17,428
Non-controlling interests	(1,757)	(2,203)
Balance at 31 December	16,639	15,225

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.

Consolidated statement of financial position - MCEV basis
As at 31 December 2014
	2014 £m	Restated1 2013 £m
Assets
Goodwill	1,302	1,476
Acquired value of in-force business and other intangible assets	1,028	1,068
Additional value of in-force long-term business2	6,120	6,411
Interest in, and loans to, joint ventures	1,140	1,200
Interest in, and loans to, associates	404	267
Property and equipment	357	313
Investment property	8,925	9,451
Loans	25,260	23,879
Financial investments	202,638	194,027
Reinsurance assets	7,958	7,220
Deferred tax assets	76	244
Current tax assets	27	76
Receivables	5,933	7,476
Deferred acquisition costs and other assets	5,091	3,051
Prepayments and accrued income	2,466	2,635
Cash and cash equivalents	23,105	26,131
Assets of operations classified as held for sale	9	3,113
Total assets	291,839	288,038
Equity
Capital
Ordinary share capital	737	736
Preference share capital	200	200
	937	936
Capital reserves
Share premium	1,172	1,165
Merger reserve	3,271	3,271
	4,443	4,436
Shares held by employee trusts	(8)	(31)
Other reserves2	64	371
Retained earnings	4,617	2,348
Additional retained earnings on an MCEV basis2	5,694	5,783
Equity attributable to shareholders of Aviva plc	15,747	13,843
Direct capital instruments and fixed rate tier 1 notes	892	1,382
Non-controlling interests2	1,757	2,203
Total equity	18,396	17,428
Liabilities
Gross insurance liabilities	113,445	110,555
Gross liabilities for investment contracts	117,245	116,058
Unallocated divisible surplus	9,467	6,713
Net asset value attributable to unitholders	9,482	10,362
Provisions	879	984
Deferred tax liabilities	1,091	563
Current tax liabilities	169	116
Borrowings	7,378	7,819
Payables and other financial liabilities	12,012	11,945
Other liabilities	2,273	2,472
Liabilities of operations classified as held for sale	2	3,023
Total liabilities	273,443	270,610
Total equity and liabilities	291,839	288,038

1    The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation. The statement of financial position has been restated following the adoption of amendments to 'IAS32: Financial Instruments: Presentation'. Refer to Note 1 of the Group's Annual Report and Accounts 2014, and F1 for further information. There is no impact on the total equity for any period presented herein as a result of the IAS32 restatement.

2    The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

      the excess of the Life MCEV, including non-controlling interests, over the corresponding Life IFRS net assets is represented as the additional value of in-force long-term business; the corresponding items within equity are represented by the additional retained earnings on an MCEV basis and other reserves, with corresponding adjustments to non-controlling interest.

Reconciliation of shareholders' equity on IFRS and MCEV bases
As at 31 December 2014

			2014 £m			Restated1 2013 £m
	IFRS	Adjustment	MCEV	IFRS	Adjustment	MCEV
Share capital	937	-	937	936	-	936
Capital reserves	4,443	-	4,443	4,436	-	4,436
Shares held by employee trusts	(8)	-	(8)	(31)	-	(31)
Other reserves2	229	(165)	64	475	(104)	371
Retained earnings	4,617	-	4,617	2,348	-	2,348
Additional retained earnings on an MCEV basis	-	5,694	5,694	-	5,783	5,783
Equity attributable to shareholders of Aviva plc	10,218	5,529	15,747	8,164	5,679	13,843
Direct capital instruments and fixed rate tier 1 notes	892	-	892	1,382	-	1,382
Non-controlling Interests	1,166	591	1,757	1,471	732	2,203
Total equity	12,276	6,120	18,396	11,017	6,411	17,428

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.
2 The adjustment to "Other reserves" relates to the movement in AFS securities

Reconciliation of IFRS total equity to Life MCEV
As at 31 December 2014

			2014 £m			Restated1 2013 £m
	Life and related businesses	General business and other	Group	Life and related businesses	General business and other	Group
Total assets included in the IFRS statement of financial position	255,478	30,241	285,719	251,547	30,080	281,627
Liabilities of the long-term business	(244,186)	-	(244,186)	(240,145)	-	(240,145)
Liabilities of the general insurance and other businesses	-	(29,257)	(29,257)	-	(30,465)	(30,465)
Total equity on an IFRS basis	11,292	984	12,276	11,402	(385)	11,017
Equity of general insurance and other businesses included in Life MCEV2	160	(160)	-	232	(232)	-
Additional value of in-force long-term business	6,120	-	6,120	6,411	-	6,411
Total equity on a MCEV basis	17,572	824	18,396	18,045	(617)	17,428
Notional allocation of IAS 19 pension fund surplus to long-term business3	(703)			(170)
Life net assets on IFRS basis	-			-
Goodwill and intangible assets allocated to long-term business4	(476)			(581)
Life MCEV (gross of non-controlling interests)	16,393			17,294
Non-controlling interests	(1,119)			(1,538)
Life MCEV (net of non-controlling interests)	15,274			15,756

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.
2 Refers to the IFRS equity of the UK and Singapore health businesses and of the UK retail fund management business now included in covered business.

3    The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding. Within the long-term business net assets on an MCEV basis, the Life proportion has been included. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

4    Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures and are after adjustments reflected in the additional value of in-force long-term business in the consolidated statement of financial position. In 2014, there is an adjustment to impair goodwill by a further £14 million(2013: £28 million), compared to IFRS. In aggregate, the goodwill and intangibles on an MCEV basis is £130 million (2013: £125 million) lower than on an IFRS basis, allowing for exchange rate movements. Refer to next table for goodwill allocated to long-term business on an IFRS basis.

Reconciliation of IFRS total equity to Life MCEV net worth
As at 31 December 2014
	2014 £m	Restated1 2013 £m
Net assets on a statutory IFRS net basis	12,276	11,017
Adjusting for general business and other net assets on a statutory IFRS net basis	(984)	385
Life and related businesses net assets on a statutory IFRS net basis	11,292	11,402
Equity of general insurance and other businesses included in Life MCEV	160	232
Goodwill and other intangibles	(606)	(706)
Acquired value of in-force business	(92)	(132)
Adjustment for share of joint ventures and associates	(9)	(7)
Adjustment for assets to regulatory value net of tax	(566)	(52)
Adjustment for DAC and DIR net of tax	(1,159)	(1,069)
Adjustment for differences in technical provisions	(47)	(335)
Other accounting and tax differences	990	825
MCEV net worth (gross of non-controlling interests)	9,963	10,158
MCEV value of in-force (gross of non-controlling interests)2	6,430	7,136
MCEV (gross of non-controlling interests)	16,393	17,294
Non-controlling interests	(1,119)	(1,538)
MCEV (net of non-controlling interests)	15,274	15,756

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1- Basis of Preparation
2 Comprises PVFP of £9,248 million (2013:£9,595 million), FC of £(389) million (2013:£(532) million), CNHR of £(970) million (2013:£(1,021 million) and TVOG of £(1,459) million (2013:£(906) million).

For both 2014 and 2013 figures, the adjustments for DAC and DIR and differences in technical provisions mainly relate to the UK & Ireland.

Group MCEV analysis of earnings
For the year ended 31 December 2014
Net of tax & non-controlling interests 2014	Covered business1,4 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business4 £m B+C	Total £m A+B+C
Opening Group MCEV	14,990	599	15,589	(898)	(299)	14,691
Opening Adjustments5	766	-	766	(232)	(232)	534
Adjusted opening Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Operating MCEV earnings	1,950	-	1,950	(34)	(34)	1,916
Non-operating MCEV earnings	(331)	(34)	(365)	107	73	(258)
Total MCEV earnings	1,619	(34)	1,585	73	39	1,658
Other movements in IFRS net equity	-	533	533	794	1,327	1,327
Capital and dividend flows	(1,116)	-	(1,116)	64	64	(1,052)
Foreign exchange variances	(468)	(20)	(488)	(48)	(68)	(536)
Acquired/divested business	(517)	(38)	(555)	572	534	17
Closing Group MCEV	15,274	1,040	16,314	325	1,365	16,639
Direct capital instruments and fixed rate tier 1 notes						(892)
Equity attributable to shareholders of Aviva plc on an MCEV basis						15,747

1 Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of Preparation. The embedded value is presented net of non-controlling interests and tax.

2    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above.

3 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

4    A £490 million decrease in the closing Group MCEV of covered business and increase in the closing Group MCEV of non-covered business is due to the sale of Aviva Life and Pensions Ireland Limited (ALPI) to Aviva Life & Pensions UK Limited (UKLAP) from Aviva Insurance Limited (AIL), as detailed in note F1 - Basis of preparation

5 Represents the restatement as explained in note F1 - Basis of Preparation.

Net of tax & non-controlling interests Restated1 2013	Covered business2,5 £m A	Non-covered but related to life business3 £m B	Total life business4 £m A+B	Non-covered relating to non-life £m C	Total non-covered business5 £m B+C	Total £m A+B+C
Opening Group MCEV	14,941	1,175	16,116	(2,100)	(925)	14,016
Opening Adjustments6	(162)	1,058	896	(210)	848	686
Adjusted opening Group MCEV	14,779	2,233	17,012	(2,310)	(77)	14,702
Operating MCEV earnings	1,525	195	1,720	(115)	80	1,605
Non-operating MCEV earnings	533	149	682	458	607	1,140
Total MCEV earnings	2,058	344	2,402	343	687	2,745
Other movements in IFRS net equity	-	(585)	(585)	(285)	(870)	(870)
Capital and dividend flows	(614)	16	(598)	(698)	(682)	(1,296)
Foreign exchange variances	90	1	91	(147)	(146)	(56)
Acquired/divested business	(557)	(1,410)	(1,967)	1,967	557	-
Closing Group MCEV	15,756	599	16,355	(1,130)	(531)	15,225
Direct capital instruments and fixed rate tier 1 notes						(1,382)
Equity attributable to shareholders of Aviva plc on an MCEV basis						13,843

1 The income statement and other primary MCEV financial statements have been restated as set out in note F1 - Basis of Preparation.
2 Covered business represents the business that the MCEV calculations cover, as detailed in note F1 - Basis of Preparation. The embedded value is presented net of non-controlling interests and tax.

3    Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in the table "Reconciliation of IFRS total equity to Life MCEV" above. Note that US Life, disposed in 2013, was part of non-covered but related to life business with effect from 1 January 2013.

4 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

5    Covered business includes an adjustment for held for sale operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

6    For covered business and non-covered relating to non-life business, this represents the restatement as explained in note F1 - Basis of preparation. For non-covered but related to life business, this represents the transfer of the held for sale US life operations from covered business to non-covered business.

F1 - Basis of preparation

The consolidated income statement and consolidated statement of financial position on pages 128 to 130 present the Group's results and financial position for the covered life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses and non-covered but related to life businesses on the International Financial Reporting Standards (IFRS) basis.
The MCEV methodology adopted is in accordance with the MCEV Principles© published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.
The CFO Forum Guidance is not adopted in a number of respects:

• Guidance 2.1 requires that covered business includes contracts regarded as long-term life insurance business. However, for the comparative period the US operations are not included in covered business as, from 1 January 2013 MCEV was not used to manage the business due to the planned sale of the operation, which was completed on 2 October 2013.

• Guidance 17.3.5 indicates that where covered business includes business in several IFRS segments sufficient disclosure should be made to show both the IFRS and MCEV values by IFRS segment. Following the MCEV restatement in 2014, this is no longer the case for UK retail fund management business, UK health business and Singapore guaranteed renewable health business. These product lines are classified as "Fund management" and "General Insurance and health" operating segments respectively under IFRS, but are included within other long-term business for MCEV reporting as part of the "Other", "UK & Ireland" and "Asia" operating segments respectively.

• Guidance 17.3.29 indicates that changes to models to reflect improvements or rectify errors should be included in the 'other operating variances' line in the analysis of earnings. Where possible, such model refinements have been reported in the analysis of earnings on the line where the impact would have occurred in order to provide better information when considering assumption changes/experience variances over multiple reporting periods.

• Guidance 17.3.32 and 17.3.47 indicates that, when a company has more than one geographical area of operation, the business classifications disclosed should be consistent with those used for the IFRS financial statements. MCEV results are aligned with Aviva's management structure although the classifications have been presented at a more aggregated level than those segments presented in the Group's IFRS financial statements.

The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.

 The results for our 2014 and 2013 report have been audited by our auditors, PricewaterhouseCoopers LLP, who issued a qualified opinion, reflecting the stating of held for sale operations at their expected fair value less cost to sell, as mentioned above.

Copyright © Stichting CFO Forum Foundation 2008

(a) MCEV methodology

Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-Group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.

The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Consistent with CFO Forum guidance issued in 2012, no explicit allowance has been made for the developing European regulation regime (Solvency II) and associated consequences. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK, where a 20% tax rate was used for 2014 for grossing up (2013: 23%).

Net Worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of covered business, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

 Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the highest of:
• The level of capital at which the local regulator is empowered to take action;
• The capital requirement of the business unit under the Group's economic capital requirements; and
• The target capital level of the business unit;

where "highest of" is assessed as the basis yielding the lowest level of free assets.

F1 - Basis of preparation continued
This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business in the current period. In the comparative period the same definition was used except in certain entities in Italy and Spain where new business reflected the targeted capital level which better reflected the capital requirements of the new business. The total required capital for the entities in question was still based on the overall biting constraint. There was a true-up within economic variances for the difference between calculating the new business required capital on a target rather than economic capital basis, where the latter is the biting constraint. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in note F2
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the surplus in the fund is insufficient and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the UK and Ireland continues at the current rate of one-ninth of the cost of bonus. During 2014, two capital management actions have been taken in the UK that enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. The first involved the transfer of certain assets and associated liabilities from the RIEESA to the New With Profits Sub Fund (NWPSF). The second capital management action results in future shareholder transfers (that arise as bonuses are paid to policyholders) emerging in the NWPSF rather than the Non Profit Sub Fund (NPSF) and this reduces the present value of in-force covered business with an offsetting increase in required capital and free surplus. These effects are presented within "Other operating variances" in note F11.
The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
• present value of future profits;
• time value of financial options and guarantees;
• frictional costs of required capital; and
• cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
  Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note F2.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

F1 - Basis of preparation continued
Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option or guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
 Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, Italian, French and Spanish businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital (FC)
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital in line with drivers of the capital requirement. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risk (CNHR)
The cost of residual non-hedgeable risk (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of: non-hedgeable financial risks; non-financial risks; and other product level asymmetries. No allowance has been made for symmetrical risks as these are diversifiable by investors.
      The most significant category within the CNHR is non-financial risk, which include insurance, expense, persistency and operational risks. It is assumed that there are no non-hedgeable non-financial risks. The allowances for non-hedgeable financial risks and product level asymmetries are not material. This is because they are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best-estimate assumptions. The asymmetric risks allowed for in the TVOG or PVFP are described earlier in the Basis of preparation.

(b) Covered business
The MCEV calculations cover the following lines of business unless specifically noted below:
• Life insurance;
• Long-term health and accident insurance;
• Short-term health business in the UK and Singapore managed on a long term basis (introduced 1 January 2014);
• Savings and annuity business;
• Managed pension fund business;
• Equity release business in the UK; and
• UK retail fund management business (introduced 1 January 2014).

From 1 January 2014, health business managed as long term business in the UK and Singapore and some retail fund management business in the UK are classified as long-term covered business under MCEV. In the IFRS financial statements, however, these contracts remain classified as short-term business. Guaranteed renewable health business in Singapore continues to be treated as long term business locally
  Effective 9 May 2014, the UK's retail fund management business was sold to Aviva Investors by UK Life. As this business is now also included within covered business, the MCEV balance sheet-value of this business at 31 December 2014 is disclosed in the "Other" operating segment (where Aviva Investors is presented) while remaining in the "United Kingdom and Ireland" operating segment for the comparative period. In the consolidated income statement, the first 4 months profit or loss is included in the "United Kingdom and Ireland" operating segment with the remaining 8 months in the "Other" operating segment.
  Covered business includes that written by the Group's life insurance subsidiaries as well as the Group's share of certain life and related business written in our associated undertakings and joint ventures, including Indonesia, India, China, Turkey, Malaysia (until disposal in April 2013), Taiwan and South Korea (until disposal in June 2014). In addition, the results of Group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses". For Group MCEV reporting, which includes general insurance and other non-covered business, US operations were included on an IFRS basis for the comparative period.

F1 - Basis of preparation continued

(c) MCEV restatement and methodology changes
During 2013 Aviva underwent a review of its interpretation of the MCEV Principles, to ensure its on-going relevance as a key metric in both external reporting and in management decision making, and to ensure that Aviva's MCEV results are reported consistently with the way that the business is managed. Input from a wide variety of different sources, including competitors, our external actuarial consultants and individual business units, were used in this review. This review suggested two areas where it would be appropriate to change Aviva's current practice; the extension of covered business and changes to the derivation and application of the liquidity premium. These changes have been introduced from 1 January 2014 onwards. The effect of these changes has been applied to the prior period and therefore results for the comparative period have been restated accordingly.

Extension of Covered Business
It is appropriate for covered business to include short term life insurance, long term accident and health insurance as well as any mutual fund and short term healthcare, where these contracts are managed on a long term basis. Therefore the definition of covered business has been extended to include the following product lines:
• UK retail fund management business;
• UK health business; and
• Singapore guaranteed renewable health business.

As these product lines remain classified as short-term business under IFRS:
• Investment sales for UK retail fund management are now included in both investment sales (see the Financial and operating performance subsection of the Group's Annual Report and Accounts 2014) and MCEV PVNBP; and

• Premiums for health business in the UK and Singapore are now included in both IFRS Net Written Premium (see note 5a of the Group's Annual Report and Accounts 2014) and MCEV PVNBP.

We note that comparatives for Singapore are not affected until the second half of 2013 when the product terms and conditions were changed, resulting in new business or business renewing after 1 July 2013 being included as covered business.

Liquidity Premium
The CEIOPS (now EIOPA) Task Force on Liquidity Premium issued a set of Principles dated 1 March 2010 on the application of the liquidity premium. Principle 2 states that "The liquidity premium should be independent of the investment strategy followed by the company". In agreement with this, Aviva has removed the requirement for the liquidity premium to only apply to those liabilities backed by corporate bonds or certain illiquid non-traded assets (notably UK commercial mortgages). As a consequence an optimised notional portfolio is assumed which can include the actual assets backing the liabilities.
     The approach to estimating the market level of liquidity premium is set out in Note F2. For assets valued on a mark to model basis (notably UK commercial mortgages) the liquidity premium continues to be estimated consistently with the underlying valuation model. For all other assets, the formula structure proposed by the CFO / CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS 5) is adopted.
      The application of the liquidity premium has also been extended to apply to participating business, and the adjustment to annuity type contracts exposed to some lapse risk (15% reduction to the market level liquidity premium) has been removed. An adjustment factor is now applied to the market level of liquidity premium to reflect the degree to which the liabilities are illiquid. The adjustment applied to various product lines is as follows:
• 100% of full liquidity premium applied to Immediate Annuities, UK Bulk Purchase Annuities and Spanish cash flow matched business such as Financial Annuities
• 75% of full liquidity premium applied to Participating contracts (both UK and Continental European types) and Deferred Annuities; and
• 0% of full liquidity premium applied to all other products.

Restatement impacts
The impact of both the extension of scope and liquidity premium change on the key metrics is shown in the table below.

	Restated 2013
£m	Extension of scope	Liquidity Premium Change
Gross of tax and non-controlling interests
Value of New Business	45.3	20.7
MCEV Operating Earnings	70.0	(127.3)
MCEV Total Earnings	110.2	(346.4)

Net of tax and non-controlling interests
Operating Capital Generation	5.1	-
Opening MCEV	373.0	523.0
MCEV Operating Earnings	57.3	(32.4)
MCEV Total Earnings	88.3	(201.7)
Closing MCEV	445.9	319.6

F1 - Basis of preparation continued

(d) IFRS Restatement of prior period figures
Restatements of IFRS financial statements have been consistently reflected in the Group MCEV financial statements. These reflect:
• The Group has adopted amendments to IAS32 Financial Instruments: Presentation that became effective as of 1 January 2014. These amendments clarify the meaning of 'current legally enforceable right to set-off' to reinforce that a right to set-off must not be contingent on any future event, including counterparty default or bankruptcy. Additionally, amendments to IAS32 clarify that a settlement mechanism must be in place to ensure settlement in practice that is either simultaneous or sufficient to result in insignificant credit and liquidity risk. The amendments to IAS32 have been applied retrospectively in accordance with the transitional provisions of the standard. The primary impact of the application of the amendments has resulted in the grossing up of certain assets and liabilities related to derivatives and repurchase arrangements in the statement of financial position that were previously reported net. There is no impact on the profit or loss and equity for any period presented. The effect on amounts previously reported at 1 January 2013 and 31 December 2013 is set out in note 1 of the Group's Annual Report and Accounts 2014.

(e) Held for Sale operations
Aviva's methodology adopts the MCEV Principles published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value less cost to sell in the consolidated statement of financial position, where applicable.
    It is considered that the CFO Forum MCEV Principles were designed to define the approach to valuing covered business on an ongoing basis and do not explicitly define the appropriate treatment of covered business operations that are held for sale. For these operations, where a sale price is known with relative certainty, the directors believe it is reasonable to value the shareholders' interest as the expected fair value less cost to sell thus reflecting the expected value upon completion of the transaction.
    There are no held for sale operations included in life covered business at 31 December 2014. Certain life covered operations classified as held for sale in the comparative period, consistent with the IFRS classification, were sold or reclassified during 2014, as detailed below. In the comparative period, the life covered MCEV for the held for sale operations was adjusted within the value of in force business and this adjustment was reported in the analysis of earnings through the acquired/divested business line (31 December 2013: £35 million). Results for the comparative period have been adjusted to allow for the impact of the MCEV restatement on the held for sale values. The adjustment reflects the amount needed to align the contribution to shareholder equity with the expected fair value less cost to sell, and there was no impact on the life and related business MCEV operating profits and total earnings.
   In line with the preparation of the consolidated statement of financial position - MCEV basis, the assets and liabilities of held for sale operations in the comparative period are stated at the IFRS values with any differences in measurement on an MCEV basis reflected in the additional value of in-force long term business.
     Within other disclosures where applicable, held for sale operations in the comparative period are excluded, reflecting that these operations are stated at expected fair value less cost to sell. Further details are provided against each applicable disclosure.

US Operations
Following the classification of the United States business as held for sale on 21 December 2012, the US was re-measured to expected fair value less cost to sell, in line with treatment of other Held for Sale businesses, as described above. This resulted in an increase to the closing life MCEV at 31 December 2012 of £1,095 million to £1,058 million. This adjustment was reported in the analysis of earnings through the acquired/divested line, and hence there was no impact to the life and related business MCEV operating profits and total earnings. No adjustment has been made to the closing life MCEV at 31 December 2012 in relation to the MCEV restatement.
      From 1 January 2013 the results for the held for sale operations in the US were not included within the covered business as MCEV was not used to manage this business. For Group MCEV reporting, which includes general insurance and other non-covered business, the US operations were included prior to sale on an IFRS basis within non-covered but related to life business. The transfer to non-covered but related to life business was reported as an 'opening adjustment' in both the Group MCEV and covered business analysis of earnings. There was no impact to the total earnings from the transfer as the US operations were reported on both an IFRS and MCEV basis at the sale price less cost to sell. The sale of the Aviva US business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price was subject to customary completion adjustments. A profit on disposal of £808 million was recorded in 2013, reflecting management's best estimate of the completion adjustments as of 31 December 2013.
      In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

Spanish long-term business - Caixa Galicia
On 19 September 2014 Aviva announced the sale of its 50% holding in CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros S.A. ("CxG"), a Spanish life assurance company, to NCG Corporacion Industrial S.L. ("NCG Banco") following a decision by the Spanish Arbitration Tribunal which concluded legal proceedings between Aviva and NCG Banco.
    On 11 December 2014 the Group transferred its entire holding in CxG for cash consideration of £221 million resulting in a net profit on disposal of £94 million.

F1 - Basis of preparation continued
Italian long-term business - Eurovita
During 2013 the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale. Following classification as held for sale, Eurovita, included with the "Europe" operating segment, was re-measured to fair value less cost to sell resulting in a decrease to the closing MCEV at 31 December 2013 of £17 million. This figure has increased since FY13 due to the MCEV restatement, which increased the MCEV of Eurovita but had no impact on the sale price. The disposal completed on 30 June 2014 with net proceeds of £32 million and loss on sale of £2 million.

Korean long-term business
During 2013, the Group's Korean joint venture business, Woori Aviva Life Insurance ("WALI"), was classified as held for sale following the decision of management to seek to dispose of the business. Following classification as held for sale, WALI, included within the "Asia" operating segment, was re-measured to fair value less cost to sell, resulting in an increase to the closing MCEV at 31 December 2013 of £48 million. The disposal completed on 27 June 2014 with net proceeds of £17 million and profit on sale of £6 million.

Indonesian long-term business
During 2013, the Group's 60% stake in the Indonesian business "Aviva Indonesia" was classified as held for sale following the intention to structure the business as a joint venture where Aviva's ownership is 50%. Following classification as held for sale, Aviva Indonesia was re-measured to fair value less cost to sell, resulting in an increase to the closing MCEV at 31 December 2013 of £4 million.
      The restructure completed on 26 May 2014 with a loss of £6 million and this business is included in the consolidated statement of financial position at its closing MCEV.

Other held for sale operations
During 2014 it was determined that the value of the Group's Taiwan joint venture, First-Aviva Life Insurance Co., Ltd would no longer be recovered principally through a sale. As a result, the business was reclassified out of 'assets of operations held for sale'. Consequently, this business is included in the consolidated statement of financial position at its closing MCEV.

Operations sold in the comparative period
During 2013 several additional operations were held for sale and sold. Details are as follows:
• Aseval Aseguradora Valenciana, Sociedad Anonima de Seguros y Reaseguros ("Aseval") was sold to Bankia SA ("Bankia") on 24 April 2013
• Aviva Life Holdings Ireland Limited ("ALHI") sold Ark Life Assurance Company ("Ark Life") to Allied Irish Bank ("AIB") on 8 March 2013
• The Group's Malaysian joint ventures were sold to Sun Life Assurance Company of Canada on 12 April 2013
• Aviva Russia was sold to Blagosostoyanie on 8 April 2013
• The Group's Romanian pensions business was sold on 7 May 2013
• Aviva transferred 16% of its holdings in its Polish joint venture business to Bank Zachodni WBK S.A., its partner in these operations, on 20 December 2013.

(f) Restructuring
During 2014 there has been significant restructuring of the Irish, Turkish, Polish and Italian businesses. Details are as follows:
• The sale of Aviva Insurance Limited's ("AIL") investment in Aviva Life & Pensions Ireland Limited ("ALPI") to Aviva UK Life & Pensions Limited ("UKLAP") was completed on 31 December 2014 for a consideration of £490 million. The payment of consideration from UKLAP to AIL has resulted in a transfer of MCEV Free Surplus from UKLAP to AIL. This has led to a decrease in the MCEV of covered business of £490 million and an increase in the MCEV of non-covered business of the same amount. The methodology used to calculate the MCEV in ALPI is unchanged at 31 December 2014. This is because it is still regulated by the CBI and remains an entity in its own right. The total closing MCEV of the Group is unchanged.

~~•~~ On 13 November 2014 Aviva and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSa Emeklilik ve Hayat A.S ("Aviva SA"), reducing the Group's holdings in Aviva SA from 49.8% to 41.3%. Sabanci and the Group continue to share contractual joint control of Aviva SA. The transaction has led to a reduction in the MCEV of covered business of £25 million.

• Aviva International Insurance Limited ("AII") sold its Polish business, Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK SA ("Poland Pensions") to Aviva Towarzystwo Ubezpieczen na Zycie S.A. ("Poland Life"). The transaction has resulted in a reduction in the share of the Poland Pensions business owned by Aviva and has led to a reduction of £73 million in the MCEV of covered business.

• The Italian long-term business Aviva S.p.A., which is 50% owned by Aviva Italia Holdings ("AIH"), has transferred its share in the joint venture Aviva Vita S.p.A. ("Aviva Vita") to AIH. AIH has increased its interest in Aviva Vita from 25.5% to 80% and its interest in the joint venture Aviva Assicurazioni Vita S.p.A. from 50% to 80%. In total this has resulted in an increase of £157 million to the MCEV of covered business.

F1 - Basis of preparation continued
(g) New business premiums
New business premiums include:
• premiums arising from the sale of new contracts during the period;
• non-contractual additional premiums; and
• expected renewals on new contracts and expected future contractual alterations to new contracts.
The Group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
      For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.
(h) Life and pensions operating earnings

For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
The normalised investment return on equities and property has been calculated by reference to the ten-year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk premium (expected return is equivalent to the gross redemption yield less an allowance for defaults).
      The expected existing business contribution (in excess of reference rate) is calculated using the start of period implied discount rate (IDR), which itself is based on the normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre-tax presentation), with only the excess contribution being impacted by the approach. For businesses where the IDR is unpublished, the expected return in excess of the reference rate is calculated as the excess of the real world equivalent embedded value (EqEV) over the MCEV amortised over the average duration of the portfolio. The approach to expected return has no impact on total return or on the closing balance sheet.

(i) New business tax
Where the present value of future profits is negative, tax on new business is applied at the full corporation rate and consequential movements in the value of any associated deferred tax asset is included as a variance within existing business operating return. This treatment only applied to certain entities in Italy in the comparative period.
(j) Participating business

Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.

    For profit-sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

F1 - Basis of preparation continued
(k) Consolidation adjustments

The effect of transactions between the Group's life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
During 2014, UK Annuities (UKA) and UK General Insurance (UK GI) have entered into a quota share reinsurance arrangement with Aviva International Insurance Limited (AII). Both treaties have an effective date of 1 January 2014 covering 10% of the UKA business and 5% of the UK GI business. The impact of this arrangement has been reflected within the Group MCEV results.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (other operations or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under other operations or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies.
      The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis with any required adjustment reflected in the additional value of the in force long-term business in the consolidated statement of financial position.

(l) Exchange rates
The Group's principal life overseas operations during the period were located within the Eurozone, Poland and Singapore. The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note F2.

F2 - Principal assumptions
Economic Assumptions - deterministic
(a) Reference rates and expense inflation

Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated beyond the last available market data point to an ultimate forward rate using the Nelson-Siegel functional form if necessary. For markets in which there is no reliable swap yield curve, the risk-free rate is based on relevant government bond yields with adjustments made to reflect the local market environment where necessary. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.

   The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

United Kingdom	2014	2013	2012
Reference Rate
1 year	0.6%	0.6%	0.6%
5 years	1.5%	2.2%	1.0%
10 years	1.9%	3.1%	1.9%
15 years	2.1%	3.5%	2.6%
20 years	2.2%	3.6%	2.9%
Expense inflation	3.0%	3.4%	2.8%

Eurozone	2014	2013	2012
Reference Rate
1 year	0.2%	0.4%	0.3%
5 years	0.4%	1.3%	0.8%
10 years	0.8%	2.2%	1.6%
15 years	1.2%	2.7%	2.1%
20 years	1.4%	2.9%	2.3%
Expense inflation1	0.9%	2.5%	2.5%

1 Based on France, the largest Eurozone business. Inflation is modelled using a real yield curve; the figures disclosed above show the inflation rate at a duration of 10 years.

Poland	2014	2013	2012
Reference Rate
1 year	1.8%	2.7%	3.4%
5 years	1.9%	3.7%	3.4%
10 years	2.2%	4.3%	3.5%
15 years	2.4%	4.4%	3.4%
20 years	2.5%	4.3%	3.2%
Expense inflation	0.7%	3.8%	2.1%

Singapore	2014	2013	2012
Reference Rate
1 year	0.7%	0.3%	0.5%
5 years	1.9%	1.7%	0.9%
10 years	2.5%	2.9%	1.8%
15 years	2.7%	3.3%	2.4%
20 years	2.9%	3.5%	2.8%
Expense inflation	3.0%	3.0%	3.0%
For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.

F2 - Principal assumptions continued
(b) Liquidity premiums
The following liquidity premium adjustments are made to the swap rate for certain immediate annuity and participating type contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by adding the following to each swap rate:

								New business		Embedded value
	4Q 2014	3Q 2014	2Q 2014	1Q 2014	Restated 1 4Q 2013	Restated 1 3Q 2013	Restated 1 2Q 2013	Restated 1 1Q 2013	2014	Restated 1 2013
UK immediate annuities2,3,4	1.31%	0.89%	0.98%	1.05%	1.06%	1.17%	1.21%	1.24%	1.09%	1.10%
UK deferred annuities2,3,5	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.82%	0.83%
Ireland immediate annuities	0.19%	0.21%	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.19%	0.28%
France immediate annuities	0.19%	0.21%	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.19%	0.28%
France participating business	0.14%	0.16%	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.15%	0.21%
Italy participating business	0.14%	0.16%	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.15%	0.21%
Spain annuities	0.19%	0.21%	0.24%	0.28%	0.32%	0.38%	0.39%	0.44%	0.19%	0.28%
Spain participating business	0.14%	0.16%	0.18%	0.21%	0.24%	0.29%	0.30%	0.33%	0.15%	0.21%

1 The comparative period has been restated as set out in note F1 - Basis of Preparation.
2    In the comparative period an additional provision of £250 million was set aside by the UK due to the uncertainty in their estimation of future liquidity premium on mark to model assets (commercial, healthcare and equity release mortgages). This additional provision has been released at 31 December 2014 due to respective changes in the liquidity premium assumed for those assets over the year in response to market movements and changes in the equity release mark to model asset valuation.

3 The approach to estimating the liquidity premium on new business in the UK has been revised during 2014, with an immaterial impact at both 31 December 2014 and the comparative period.
4    Historically immediate annuities have also been sold in the UK life and pensions business (UKLAP) as well as the UK annuity business. The liquidity premium for the UKLAP policies at 31 December 2014 is 61 bps (31 December 2013: 52 bps).The approach to estimating the liquidity premium on this business has been revised during 2014 to be consistent with the approach taken for these products in other businesses.

5    Historically deferred annuities and participating business eligible for a liquidity premium have also been sold in the UK life and pensions business (UKLAP) as well as the UK annuity business. The liquidity premium for these policies at 31 December 2014 is 46 bps (31 December 2013: 39 bps). The approach to estimating the liquidity premium on this business has been revised during 2014 to be consistent with the approach taken for these products in other businesses.

The approach to estimating the market level of liquidity premium is consistent with the formula structure proposed by CFO/CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS5). The formula for the liquidity premium is:
United Kingdom/Europe: 50% of (iBoxx Corporate bond spread - 40bp)
      The liquidity premium is applied to all components of the MCEV with the exception of the adjustment for the "look-through" into service company expenses. There is no term structure for the liquidity premium.

(c) Risk premium
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. This risk premium is used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period. More detail is given in note
F1 - Basis of preparation.
     The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

All territories	2014	2013	2012
Equity risk premium	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%

Future returns on fixed interest investments are calculated from prospective yields less an adjustment for credit risk; this includes an adjustment for credit risk on all Eurozone sovereign debt.
Economic Assumptions - stochastic

(a) Methodology used to derive assumptions
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under 'Non-economic assumptions'.

Model - United Kingdom
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals. Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this does not guarantee non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The introduction of a liquidity premium results in a parallel shift to the underlying yield curve. After making this adjustment, the model is calibrated to volatilities for swaptions for ten year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus a liquidity premium plus an excess return. A stochastic volatility jump defusion model is used, which allows for varying levels of volatility over time and across strike prices. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, which is a significant asset class for the UK. In the absence of liquid market data, the property volatilities are based on historic data.
     Assumptions for correlations between asset classes have been set based on historic data.

F2 - Principal assumptions continued
Model - Europe and Asia
Swap rates are generated by a model, the LIBOR Market Model (LMM) that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The introduction of a liquidity premium results in a parallel shift in the underlying yield curve. The model is calibrated to at-the-money options of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus a liquidity premium, where applicable, plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. For most business, the model is calibrated to at-the-money options for a variety of terms; the exception is the model in Poland which uses a fixed volatility based on historic data, given the lack of a deep and liquid market for options in Poland. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

(b) Volatilities
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the swaption implied volatilities. For Polish and Singaporean options, swaption volatilities are based on implied volatilities from modelled returns.

	2014 Swap length				2013 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK Sterling
10 years	27.2%	26.0%	25.2%	24.6%	16.3%	16.0%	15.5%	15.2%
15 years	25.5%	24.5%	23.7%	22.9%	15.4%	14.9%	14.2%	13.8%
20 years	25.2%	23.9%	22.8%	21.7%	15.1%	14.3%	13.5%	13.0%
25 years	24.7%	23.4%	22.0%	20.6%	14.9%	14.2%	13.2%	12.5%
Euro
10 years	38.4%	34.8%	32.6%	30.9%	23.3%	22.3%	21.7%	21.1%
15 years	37.4%	33.4%	30.7%	29.4%	23.3%	21.5%	20.2%	19.3%
20 years	36.2%	31.9%	28.9%	28.0%	23.0%	20.3%	18.4%	17.5%
25 years	33.8%	29.9%	27.2%	26.3%	21.8%	18.7%	16.9%	15.9%
Poland Zloty
10 years	32.7%	30.7%	28.8%	26.9%	19.2%	19.0%	18.6%	18.1%
15 years	27.6%	25.7%	23.8%	22.1%	16.6%	16.3%	15.8%	15.2%
20 years	23.9%	22.0%	20.3%	18.7%	15.1%	14.7%	14.2%	13.6%
25 years	20.4%	18.7%	17.3%	16.0%	13.8%	13.3%	12.8%	12.3%
Singapore dollar
10 years	18.7%	16.9%	15.5%	14.4%	20.0%	19.9%	19.7%	19.4%
15 years	16.1%	14.6%	13.4%	12.5%	17.4%	17.3%	17.1%	16.8%
20 years	14.0%	12.7%	11.6%	10.8%	15.9%	15.7%	15.5%	15.2%
25 years	12.3%	11.1%	10.2%	9.5%	14.6%	14.5%	14.3%	14.0%

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes formula to reproduce the market price of the option, except for Poland as noted above, where a fixed volatility based on historic data is used. The following table sets out the equity implied volatilities. Where market data is not available (particularly for 15 year options), equity volatilities are based on implied volatilities from modelled returns.

							2014
Option length	UK	Ireland	France	Spain	Italy	Poland	Singapore
5 years	20.3%	20.7%	20.7%	21.8%	20.7%	30.0%	16.3%
10 years	22.3%	20.8%	20.8%	22.2%	20.8%	30.0%	17.0%
15 years	22.7%1	20.9%1	20.9%1	22.3%1	20.9%1	30.0%	17.8%1

1 Based on implied volatilities from modelled returns

							2013
Option length	UK	Ireland	France	Spain	Italy	Poland	Singapore
5 years	18.9%	20.1%	20.1%	23.4%	20.1%	30.0%	16.9%
10 years	22.1%	20.6%	20.6%	24.1%	20.6%	30.0%	18.1%
15 years	23.1%1	21.2%1	21.2%1	23.8%1	21.2%1	30.0%	19.3%1

1 Based on implied volatilities from modelled returns

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
      Model property implied volatility at 31 December 2014 is 15% for the UK and 13% for other markets (31 December 2013: 15% and 15% respectively).

F2 - Principal assumptions continued
Non-economic assumptions
(a) Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, for example we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, that is, vary depending on the economic assumptions.
      For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.
(b) Expense assumptions

Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated, although in a number of start-up operations an allowance is made for the spreading of fixed costs over a larger volume of business. In the UK maintenance expense assumption changes in the current period are driven by expense savings as a result of continuing restructuring and process improvements, reducing the current and long-term cost base.
    Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Other assumptions
(a) Poland Pensions legislation change

During 2013 a review of the Pillar II Pensions system (OFE) was carried out and on 4 September 2013, the Polish government announced a preferred option to change the system, with the draft law being published on 10 October 2013. The changes were significant and in summary involved the transfer of over 50% of existing pensions assets to the state system along with an additional gradual transfer 10 years before retirement; in addition new premiums will be credited to the state system unless pension scheme members specifically state otherwise.
      The document enacting the law was signed by the President on 27 December 2013 and became law on 1 February 2014. Given the scale of the changes, the impact on the value of the Poland pensions business at 31 December 2013 was significant, reducing the value in force by £236 million (net of tax and minority interests), based on an assumption of 70% of existing customers directing future premiums to the state system. Experience during 2014 has shown that the actual percentage of existing customers directing future premiums to the state system is 73%. Despite a lower percentage of existing customers staying with Aviva than expected, the average age and premium of those customers has been better than expected. Consequently the impact of this at 31 December 2014 has been to increase the value in force by £0.5 million (net of tax and minority interests).

(b) UK budget announcement on annuity reform
On 19 March 2014, the UK Chancellor of the Exchequer announced new legislation that removes the requirement for people who are retiring to take their defined contribution pension as an annuity. From April 2015 anyone who is aged 55 or over will be able to take their entire pension fund as cash, although only the first 25% will be tax-free. The remaining 75% of the fund will be taxed at the saver's marginal rate.
 Following the announcement, Aviva has experienced decreased demand for annuities in the UK, although the average size of annuities has increased and annuities still play a central role in post-retirement financial planning as a tax efficient method of securing a guaranteed lifetime income. The reforms allow pension savers a greater level of flexibility that is likely to lead to changes in policyholder behaviour that may affect when customers take their retirement benefits and also lapse experience. As such there is continuing uncertainty within pension markets and an allowance of £50 million (net of tax and minority interest) has been made at FY14 to allow for this. The provision has been included as a lapse operating assumption change at FY14, thereby reducing the closing MCEV.

(c) UK pension scheme charge caps and commission
On 27 March 2014 the Pensions Minister announced that fees on default funds in auto-enrolment schemes would be capped at 0.75% p.a. from April 2015; and both active member discounts and commission payments will not be permitted from April 2016. On 17 October 2014 the Department for Work and Pensions issued a consultation paper containing draft legislation for these changes. This consultation closed on 14 November 2014. The Government intends to lay regulations in Parliament for its approval early in 2015.
      Aviva's response has been to:
• Apply a cap on annual management charges on default funds of 0.75% p.a.
• Abolish active member discounts and set leaver charges to active member levels.
~~•~~ Remove initial commission immediately and renewal commission by the regulatory requirement date in April 2016.

At 31 December 2014 the expected impact on MCEV was estimated as £165 million (net of tax and minority interest). Of this, £20 million relates to new business, and has been deducted from the value of new business. The remaining £145 million relates to existing business and has been included within other non-operating variances, thereby reducing the closing MCEV.

F2 - Principal assumptions continued

(d) Spain pensions legislation change
During 2014 the Spanish government has reduced the cap on annual management charges on pensions products from 2% p.a. to 1.5% p.a.
    The impact of this at 31 December 2014 has been to reduce the value in force by £4 million (net of tax and minority interests).

(e) Cost of residual non-hedgeable risk (CNHR)
For the balance sheet and operating profit, a charge of 3.2% (FY 2013: 3.9%) has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business. The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime. The decrease in the charge since FY 2013 results from a reassessment of the group diversification benefit.
      The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The non-hedgeable risks include insurance, expense, persistency and operational risks. The capital is equal to the capital from the ICA results for those risks considered including allowance for management actions consistent with the base MCEV. Diversification benefits are included between non-hedgeable risks of the covered business. No diversification benefit is assumed with hedgeable risks of the covered business or with non-covered business in general. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.

(f) Calculation of technical provisions
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

(g) Economic assumption changes in France
The French business is particularly sensitive to interest rates and swaption volatilities. This is primarily due to high guarantees on some of their participating business and a dynamic lapse methodology that assumes policies lapse if the expected crediting rates payable to policyholders become substantially lower than a rate assumed to be payable by the French market in general. Over 2014, the Eurozone has seen a significant fall in interest rates and increase in swaption volatilities. As part of their usual assumption review, Aviva France made a number of economic assumption changes to reflect the current low interest rate environment. In particular amendments were made to the future crediting rates assumed to be payable in the French market in general as well as the future crediting rates payable to Aviva France's policyholders. The effect of this change is reported within economic variances along with all other economic movements affecting the MCEV over the reporting period and increased the value of in force business by £293m (net of tax and minority interest) mainly due to the impact of lower expected future lapses.

(h) Valuation of equity release assets in the UK
At full year 2014 the model used to the value the equity release assets held in the UK annuity fund has been refined.  This model derives a best estimate view on property growth and explicitly calculates the additional return that would be demanded by investors due to uncertainties in the asset cash flows. Additionally there has been a change to the methodology for deriving the liquidity premium which is used to discount the asset cash flows. These changes affect both assets and IFRS liabilities by a broadly similar amount. However, there has been a negative impact on MCEV due to aligning the MCEV valuation of assets to the IFRS valuation of assets.  In addition, the reduction in yield included under IFRS, due to the additional return demanded by investors, is not reflected in the MCEV reference rate. Overall, there is a reduction in MCEV of £312 million (net of tax and minority interests) which is included within the reported 2014 economic variances.

(i) Required capital and tax

			Tax rates1	Required capital (% EU minimum or equivalent)
	2014	2013	2012	2014	2013
United Kingdom2	20.0%	20.0%	23.0%	100%/200%	100%/200%
Ireland	12.5%	12.5%	12.5%	180.0%	180.0%
France	34.4%	34.4%	34.4%	107.5%	107.5%
Spain3	25.0%	30.0%	30.0%	146.7%	188.1%
Italy4	34.3%	34.3%	34.3%	115.5%	191.7%
Poland	19.0%	19.0%	19.0%	125.5%	125.5%
Singapore	17.0%	17.0%	17.0%	146.7%	146.7%

1 Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been substantively enacted.
2    The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital.

3 This is the aggregate required capital for in force business in Spain. A higher percentage in the comparative period reflects the economic environment at the time.
4 This is the aggregate required capital level for in force business in Italy. A higher percentage in the comparative period reflects the inclusion of Eurovita at that time.

The main rate of UK Corporation tax reduced to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. This reduction to 20% is considered a known future change for MCEV purposes and has been reflected in the Group's MCEV net assets as at 31 December 2014.

F2 - Principal assumptions continued
In France, the long term tax rate of 34.43% was temporarily increased to 38% in 2013 and this increase was renewed during 2014. The French government have also announced that this temporary increase will remain in force during 2015. The impact of this has been to reduce the closing MCEV at 31 December 2014 by £13 million (net of tax and minority interests). There has been no change to the long-term tax rate assumption.
   There has been a reduction to the corporation tax rate in Spain, from 30% in 2014 to 28% for 2015 and 25% for 2016 onwards. This reduction is considered a known future change for MCEV purposes and has been reflected in the closing MCEV at 31 December 2014 with a positive impact of £8 million (net of tax and minority interests).
      Following the inclusion of the 3% dividend distribution tax in the France MCEV at 31 December 2013, Aviva has undertaken a review to ensure that dividend withholding taxes across the territories in which it does business are consistently treated in its results. As a result, the MCEV of Aviva's Turkish joint venture business has been adjusted to reflect the 15% withholding tax payable on distribution of profits to its Aviva Group UK shareholder. The adjustment has been made to the opening MCEV with an impact of £(19) million (net of tax and minority interest) presented within economic variances in notes F4 and F11. Furthermore all components of MCEV profit during 2014 have also been adjusted to reflect the additional withholding tax due, which has had an impact of £(5) million (net of tax and minority interest) during 2014.
      Similarly the MCEV of Aviva's Chinese joint venture business has been adjusted to reflect the 5% withholding tax payable on the excess of profits distributable to its Aviva Group UK shareholder, over capital injections received. The adjustment has been made to the opening MCEV with an impact of £(6) million (net of tax and minority interest) presented within economic variances in notes F4 and F11. Furthermore all components of MCEV profit during 2014 have also been adjusted to reflect the additional withholding tax due, which has had an impact of £(2) million (net of tax and minority interest) during 2014.

(j) Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the IFRS primary financial statements in the Group's Annual Report and Accounts 2014. At 31 December 2014 the market value of the Group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £7,511 million (31 December 2013: £7,573 million).

	2014 £m	2013 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	7,378	7,819
Add: Amount included in held for sale	-	29
Less: Securitised mortgage funding	(1,372)	(1,313)
Borrowings excluding non-recourse funding - MCEV basis	6,006	6,535
Less: Operational financing by businesses	(696)	(1,410)
External debt and subordinated debt - MCEV basis	5,310	5,125
Add: Preference shares (including General Accident plc), direct capital instrument and fixed rate tier 1 notes	1,342	1,832
External debt, subordinated debt, preference shares, direct capital instrument and fixed tier 1 notes - MCEV basis	6,652	6,957
Effect of marking these instruments to market	859	616
Market value of external debt, subordinated debt, preference shares, direct capital instrument and fixed rate tier 1 notes	7,511	7,573

(k) Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities.
      For many businesses, including France, the most important assets are fixed rate bonds of various durations. For Poland the most significant asset class is equity.

(l) Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, Poland and Singapore. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	2014	2013
Eurozone
Average rate (€1 equals)	£0.81	£0.85
Period end rate (€1 equals)	£0.78	£0.83
Poland
Average rate (PLN1 equals)	£0.19	£0.20
Period end rate (PLN1 equals)	£0.18	£0.20
United States
Average rate ($US1 equals)	£0.61	£0.64
Period end rate ($US1 equals)	£0.64	£0.60
Singapore
Average rate ($SGD1 equals)	£0.48	£0.51
Period end rate ($SGD 1 equals)	£0.48	£0.48

F3 - Development of MCEV
The table below presents the key life and pensions MCEV results for 31 December 2014.

	Full year 2014 £m	Restated1 Audited Full year 2013 £m

Present value of new business premiums (gross of tax & non-controlling interests)	24,728	23,177
New business margins (gross of tax & non-controlling interests)	4.1%	3.9%

Value of new business2	1,009	904
Expected returns	1,246	1,291
Experience variances	38	75
Operating assumption changes	448	(142)
Other operating variances	6	131
Operating earnings (gross of tax & non-controlling interests)	2,747	2,259

Economic variances	(152)	1,627
Other non-operating variances	(258)	(308)
Non-operating earnings (gross of tax & non-controlling interests)	(410)	1,319

1 The comparative period has been restated as set out in note F1-Basis of preparation
2 The value of new business includes Eurovita, Aseval, CxG and Malaysia until their disposal.

Please note that all comparative figures quoted in this note relate to restated results for continuing operations only.

Profitability (gross of tax and non-controlling interests)
Operating earnings for FY14 are £2,747 million (FY13: £2,259 million). These are offset by £(410) million (FY13: £1,319 million) non-operating earnings to give total MCEV earnings of £2,337 million (FY13: £3,578 million).

New Business
VNB has increased by 12% to £1,009 million (FY13: £904 million), primarily driven by increases in Europe and Asia.The UK returned to growth in the second half of the year, reflecting strong trading and improved margins on equity release products as well as increased sales of bulk purchase annuities and protection products. This increase was partially offset by the significant decline in individual annuities volumes following the announcements made in the 2014 UK budget and a general market decline as increasingly customers are choosing to defer taking their pension, as well as lower pensions VNB mainly following the Department for Work and Pensions announcement to cap pension charges. This means that overall VNB in the UK was in line with the 2013 total. Ireland's VNB improved reflecting a strategic shift in business mix towards higher value products, in particular protection business.
      The increase in France reflects higher volumes and a continued shift in product mix towards more profitable unit-linked investments, and in Poland, is primarily due to increased sales of higher margin protection business and the one-off benefit from higher pension contributions in Lithuania, due to regulatory changes. In Italy (excluding Eurovita), VNB increased due to higher volumes, and both Italy and Spain have benefited from improved margins on participating products following management actions including the introduction of lower guarantee products. The decline in Turkey was mainly driven by a reduction in our share of the business following the partial IPO.
      In Asia increases are mainly due to continued focus on sales of higher margin products, particularly protection products in China, as well as the inclusion of the Singapore retail health business as covered business with effect from July 2013.
     New business volumes increased by 7% to £24,728 million (FY13: £23,177 million) on a PVNBP basis, principally driven by higher volumes across most European businesses and products (other than individual annuities in the UK) due to the improved economic environment. Margins have increased to 4.1% (FY13: 3.9%) with increases across most businesses.

Expected Return
The total expected return was £1,246 million (FY13: £1,291 million). Expected return from existing business was £1,039 million (FY13: £1,067 million) and expected return on shareholder net worth was £207 million (FY13: £224 million). The reduction from FY13 is principally driven by a reduction in expected return in Italy and Spain, partially offset by an increase in France and UK. In Italy and Spain, expected return includes an anticipated release of allowances for guarantees in the opening MCEV. This allowance was significantly lower at the start of 2014 than at the start of 2013, reflecting the narrowing of credit spreads over 2013, and therefore reduces expected return. There is an increase in the expected return in the UK as the opening MCEV at the start of 2014 is higher than the start of 2013 due to higher volumes of business in force. In France the increased expected return in 2014 is driven by a higher opening MCEV value at the start of 2014.

F3 - Development of MCEV continued
Experience Variances, Operating Assumption Changes and Other Operating Variances

Experience variances and operating assumption changes total £486 million (FY13: £(67) million). There are small overall positive experience variances of £38 million (FY13: £75 million), mainly driven by positive lapse experience in France and Poland offset by negative experience in the UK. In the UK, negative experience arises from lapses and project costs. However, they are significantly offset by a reduction in frictional costs. Capital transactions have accelerated the release of required capital and therefore the frictional cost of holding that capital has reduced (see note F11 for further details). In addition there have been reserve releases resulting from data valuation improvements.
      Operating assumption changes of £448 million are mainly driven by the UK as a result of changes to annuitant mortality assumptions with an impact of £153 million and expense assumptions reflecting a reduction to the current and long-term cost base due to continuing restructuring and process improvements with an impact of £143 million.
      Other operating variances of £6 million (FY13: £131 million) include the change in terms and conditions on some of Asia's healthcare business in Singapore so that it is now included in covered business, as well as the impact of a review of CNHR in Singapore. Other operating variances is also impacted by prior period adjustments in Aviva Investors and the UK, reflecting modelling refinements for UK retail fund management business and healthcare business respectively. In the UK, this also includes the impact on frictional cost of capital restrictions as a result of two reinsurance transactions undertaken in 2014. Whilst the reinsurance is intra-group in nature, it causes the Group to hold more capital under the current regulatory regime than would otherwise be the case. This increases required capital (and reduces free surplus) at a Group level and therefore increases frictional costs (see note F12 for further details).

Non-operating earnings
Non-operating earnings in the period were £(410) million (FY13: £1,319 million).
      Economic variances of £(152) million (FY13: £1,627 million), are primarily due to positive impacts in the UK, Spain and Poland which are offset by negative impacts in France and Asia. In Europe, there has been a significant fall in risk-free rates and significant increase in swaption volatilities due to higher uncertainty over future returns. In France this has a negative impact with an increase in the cost of guarantees, albeit mitigated to some extent by the change in assumption to future crediting rates payable to policyholders in the French market in general and by Aviva France (see note F2(g) for further details). In Italy and Spain, the increase in cost of guarantees is offset by the positive impact of narrowing government and corporate bond spreads on investment gains. Falling risk-free rates have a positive impact in Poland, as this increases the discounted value of fixed investment fees on the unit-linked business. In Asia, falling risk-free rates are increasing the cost of guarantees in China and Korea (prior to sale). In the UK positive variances are due to the benefit of falling risk-free rates and changes in corporate bond and mortgage spreads net of the change in liquidity premium, partially offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back. In Spain and Poland investment variances have been positive as falling risk-free rates have increased the discounted value of future profits.
      Other non-operating variances were £(258) million (FY13: £(308) million), primarily driven by the UK where pension legislation changes have resulted in lower future management charges levied on auto-enrolment pension funds.

Total Life MCEV (net of tax and minority interest)
The life covered MCEV is £15,274 million, a decrease of £482 million in the period from the restated opening MCEV of £15,756 million. This movement comprises operating earnings of £1,950 million in the year, economic variances of £(125) million and exceptional items (including integration and restructuring costs) of £(206) million, resulting in total MCEV earnings of £1,619 million. Dividends and other capital flows from the covered business reduce MCEV by £1,116 million. A reduction in acquired/divested business of £517 million is primarily due to the cost to Aviva Life & Pensions UK Limited (UKLAP) for the purchase of Aviva Life and Pension Ireland Limited (ALPI) from Aviva Insurance Limited (AIL). Life covered MCEV is also impacted by the sale of Eurovita, and the increase in minority interest holding in Italy, the sale of Caixa Galicia in Spain, a reduction in Aviva's share of the Poland Pensions business, and the sale of Woori Aviva Life in South Korea. Exchange rate impacts also reduce closing MCEV by £468 million.

F4 - Geographical analysis of life MCEV earnings
The table below presents the components of the life and pensions MCEV earnings. The components of operating profit are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter or more frequently (new business) and operating (demographic and expenses) assumptions as at the end of the period.

Gross of tax and non-controlling interests Full year 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	482	391	127	9	1,009
Earnings from existing business
- expected existing business contribution (reference rate)	142	131	21	3	297
- expected existing business contribution (in excess of reference rate)	343	377	18	4	742
	485	508	39	7	1,039
Experience Variances
- maintenance expense	12	(8)	(3)	(4)	(3)
- project and other related expenses	(101)	(1)	(2)	-	(104)
- mortality/morbidity	(15)	-	2	-	(13)
- lapses	(31)	38	(1)	1	7
- other	114	28	6	3	151
	(21)	57	2	-	38
Operating assumption changes:
- maintenance expense	138	58	(9)	-	187
- project and other related expenses	(41)	-	-	-	(41)
- mortality/morbidity	196	3	14	-	213
- lapses	(32)	19	(6)	14	(5)
- other	89	2	3	-	94
	350	82	2	14	448
Expected return on shareholders' net worth	74	121	12	-	207
Other operating variances	(93)	(17)	59	57	6
Operating earnings before tax and non-controlling interests	1,277	1,142	241	87	2,747
Economic variances					(152)
Other non-operating variances					(258)
Earnings before tax and non-controlling interests					2,337
Tax on operating earnings					(667)
Tax on other activities					144
Earnings after tax and before non-controlling interests					1,814

Please refer to F3 for analysis of the components of MCEV earnings.

F4 - Geographical analysis of life MCEV earnings continued

Gross of tax and non-controlling interests Restated 1 Full Year 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	477	323	104	-	904
Earnings from existing business:
- expected existing business contribution (reference rate)	190	128	19	-	337
- expected existing business contribution (in excess of reference rate)	246	462	22	-	730
	436	590	41	-	1,067
Experience Variances
- maintenance expense	17	(16)	-	1	2
- project and other related expenses2	(84)	(7)	4	-	(87)
- mortality/morbidity	35	6	9	1	51
- lapses3	27	43	(5)	-	65
- other	32	5	7	-	44
	27	31	15	2	75
Operating assumption changes:
- maintenance expense4	120	(127)	27	(4)	16
- project and other related expenses	16	-	-	-	16
- mortality/morbidity5	35	20	12	(1)	66
- lapses6	(125)	(75)	(2)	-	(202)
- other7	(73)	36	(1)	-	(38)
	(27)	(146)	36	(5)	(142)
Expected return on shareholders' net worth	87	122	14	1	224
Other operating variances8	(79)	168	42	-	131
Operating earnings before tax and non-controlling interests	921	1,088	252	(2)	2,259
Economic variances9					1,627
Other non-operating variances10					(308)
Earnings before tax and non-controlling interests					3,578
Tax on operating earnings					(599)
Tax on other activities					(446)
Earnings after tax and before non-controlling interests					2,533

1 The comparative period has been restated as set out in note F1 - Basis of preparation.
2 Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3 Persistency experience saw an improvement at FY13 in most of our businesses reflecting a more stable economic outlook.
4    UK maintenance expense assumption change is primarily driven by the capitalisation of the benefit of recent expense reductions. In Europe the negative impact of expense assumption change relates primarily to France, following a review of expense allocation.

5 Positive mortality/morbidity operating assumption changes primarily reflect a change to annuitant assumptions in the UK.
6    Despite the positive experience variances due to short term provision releases in the UK, there is a negative impact from lapse assumption changes, primarily due to the strengthening of the assumptions on early retirement. The negative impact in Europe is a result of strengthening of long-term persistency assumptions primarily in Poland.

7 Other UK assumption changes reflect the change in the assumed level of non-hedgeable risks. In Europe other assumption changes relate to a reduction in the guaranteed annuity take up rate in Italy.
8    Other operating variances include management actions taken to reduce guarantees on existing business in Italy and France. In the UK and Ireland this is due to the management actions enhancing benefits to with-profit policyholders.

9 Favourable economic variances are mainly driven by narrowing credit spreads in UK and across European markets.
10 Other non-operating variances include the pension legislation change in Poland, dividend tax in France, offset by change of corporate tax in UK.

F4 - Geographical analysis of life MCEV earnings continued

Net of tax and non-controlling interests Full year 2014	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	386	217	101	8	712
Earnings from existing business
- expected existing business contribution (reference rate)	114	81	16	2	213
- expected existing business contribution (in excess of reference rate)	275	218	14	3	510
	389	299	30	5	723
Experience variances
- maintenance expense	9	(3)	(2)	(3)	1
- project and other related expenses1	(81)	(1)	(1)	-	(83)
- mortality/morbidity	(12)	1	1	-	(10)
- lapses	(24)	26	(1)	1	2
- other2	91	18	5	2	116
	(17)	41	2	-	26
Operating assumption changes:
- maintenance expense3	110	38	(6)	-	142
- project and other related expenses	(33)	-	-	-	(33)
- mortality/morbidity4	158	4	12	-	174
- lapses	(26)	17	(5)	11	(3)
- other5	71	-	2	-	73
	280	59	3	11	353
Expected return on shareholders' net worth	60	62	9	-	131
Other operating variances6	(76)	(15)	50	46	5
Operating earnings after tax and non-controlling interests	1,022	663	195	70	1,950
Economic variances7					(125)
Other non-operating variances8					(206)
Earnings after tax and non-controlling interests					1,619

1 Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.
2    Other experience variances in the UK are most notably due to the impact of changes to the pattern of required capital releases as a result of capital management transactions and a reduction in reserves arising from improvements to valuation data.

3    Maintenance expense operating assumption changes in the UK are driven by continuing restructuring and process improvements reducing the current and long-term cost base. In Europe the positive impact of expense assumption changes relate to all territories.

4 In the UK, mortality/morbidity assumption changes primarily relate to annuitant mortality assumption changes.
5    Other assumption changes in the UK include the impact of including age related premium increases on healthcare business and the impact of increased annual management charges following enhancements to unitised with profit asset shares in NWPSF.

6    Other operating variances include management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore, as well as the impact of refinements to the CHNR calculation in Singapore. There is an impact from prior period adjustments in Aviva Investors (reported in the 'Other' operating segment). In the UK, this partly reflects the impact on frictional costs of capital restrictions as a result of two reinsurance transactions undertaken in 2014.

7    Economic variances are materially driven by negative variances in France and Asia partly offset by positive variances in the UK, Spain and Poland. In particular in France there is a significant adverse impact, partly mitigated by a number of economic assumption changes (see note F2 (g) for further details).

8    Other non-operating variances are primarily driven by the impact of pension legislation changes in the UK, resulting in lower future management charges levied on auto-enrolment pension funds, and the extension of the temporary corporate tax rate to 2015 in France.

F4 - Geographical analysis of life MCEV earnings continued

Net of tax and non-controlling interests Restated 1 Full Year 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	368	183	85	-	636
Earnings from existing business
- expected existing business contribution (reference rate)	148	85	15	-	248
- expected existing business contribution (in excess of reference rate)	189	235	17	-	441
	337	320	32	-	689
Experience variances
- maintenance expense	13	(6)	-	1	8
- project and other related expenses2	(65)	(4)	3	-	(66)
- mortality/morbidity	27	4	7	-	38
- lapses3	21	25	(4)	-	42
- other	25	6	6	-	37
	21	25	12	1	59
Operating assumption changes:
- maintenance expenses4	93	(74)	24	(2)	41
- project and other related expenses	12	-	-	-	12
- mortality/morbidity5	27	14	9	(1)	49
- lapses6	(96)	(44)	(2)	-	(142)
- other7	(55)	17	(1)	-	(39)
	(19)	(87)	30	(3)	(79)
Expected return on shareholders' net worth	67	58	11	1	137
Other operating variances8	(64)	111	36	-	83
Operating earnings after tax and non-controlling interests	710	610	206	(1)	1,525
Economic variances9					718
Other non-operating variances10					(185)
Earnings after tax and non-controlling interests					2,058
1    The comparative period has been restated as set out in note F1 - Basis of preparation.
2 Within the UK, project and other related expenses reflect higher than expected expenditure on development of systems and processes.
3 Persistency experience saw an improvement at FY13 in most of our businesses reflecting a more stable economic outlook.
4    UK maintenance expense assumption change is primarily driven by the capitalisation of the benefit of recent expense reductions. In Europe the negative impact of expense assumption change relates primarily to France, following a review of expense allocation.

5 Positive mortality/morbidity operating assumption changes primarily reflect a change to annuitant assumptions in the UK.
6    Despite the positive experience variances due to short term provisions releases in the UK, there is a negative impact from lapse assumption changes, primarily due to the strengthening of the assumptions on early retirement. The negative impact in Europe is a result of strengthening of long-term persistency assumptions primarily in Poland.

7 Other UK assumption changes reflect the change in the assumed level of non-hedgeable risks. In Europe other assumption changes relate to a reduction in the guaranteed annuity take up rate in Italy.
8    Other operating variances include management actions taken to reduce guarantees on existing business in Italy and France. In the UK and Ireland this is due to the management actions enhancing benefits to with-profit policyholders.

9 Favourable economic variances are mainly driven by narrowing credit spreads in UK and across European markets.
10 Other non-operating variances include the pension legislation change in Poland, dividend tax in France, offset by change of corporate tax in UK.

F5 - Earnings per share
(a) Basic earnings per share
(i) The profit/(loss) attributable to ordinary shareholders is:

			2014			Restated1 2013 £m
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	2,885	(403)	2,482	2,337	698	3,035
Tax attributable to shareholders' profit/(loss)	(811)	137	(674)	(778)	(297)	(1,075)
Profit/(loss) for the year	2,074	(266)	1,808	1,559	401	1,960
Amount attributable to non-controlling interests	(158)	(50)	(208)	(160)	(328)	(488)
Cumulative preference dividends for the year	(17)	-	(17)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(69)	-	(69)	(70)	-	(70)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,830	(316)	1,514	1,312	73	1,385
Profit/(loss) attributable to ordinary shareholders from discontinued operations	-	58	58	207	1,066	1,273
Profit/(loss) attributable to ordinary shareholders	1,830	(258)	1,572	1,519	1,139	2,658

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

(ii) Basic earnings per share is calculated as follows:
			2014			Restated1 2013 £m
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p
Operating profit attributable to ordinary shareholders	2,885	1,830	62.2	2,337	1,312	44.6
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(152)	(125)	(4.3)	1,627	719	24.5
Short-term fluctuation in return on investments backing non-long-term business	261	197	6.7	(336)	(255)	(8.7)
Economic assumption changes on general insurance and health business	(145)	(114)	(3.9)	33	27	0.9
Impairment of goodwill, joint ventures and associates	(24)	(24)	(0.8)	(86)	(86)	(2.9)
Amortisation and impairment of intangibles	(106)	(73)	(2.5)	(99)	(59)	(2.0)
Profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates	120	120	4.1	155	157	5.3
Integration and restructuring costs and exceptional items	(357)	(297)	(10.1)	(596)	(430)	(14.6)
Profit/(loss) attributable to ordinary shareholders from continuing operations	2,482	1,514	51.4	3,035	1,385	47.1
Profit/(loss) attributable to ordinary shareholders from discontinued operations	58	58	2.0	1,538	1,273	43.3
Profit/(loss) attributable to ordinary shareholders	2,540	1,572	53.4	4,573	2,658	90.4

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

2 DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 2,943 million (FY13: 2,940 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2014 was 2,950 million (FY13: 2,947 million) and 2,948 million (FY13: 2,938 million) excluding shares owned by the employee share trusts.

F5 - Earnings per share - continued
(b) Diluted earnings per share is calculated as follows:
(i) Diluted earnings per share is calculated as follows:

			2014			Restated1 2013 £m
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	1,514	2,943	51.4	1,385	2,940	47.1
Dilutive effect of share awards and options	-	44	(0.7)	-	39	(0.5)
Diluted earnings/(loss) per share from continuing operations	1,514	2,987	50.7	1,385	2,979	46.6
Profit/(loss) attributable to ordinary shareholders	58	2,943	2.0	1,273	2,940	43.3
Dilutive effect of share awards and options	-	44	(0.1)	-	39	(0.6)
Diluted earnings/(loss) per share from discontinued operations	58	2,987	1.9	1,273	2,979	42.7
Diluted earnings/(loss) per share	1,572	2,987	52.6	2,658	2,979	89.3

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.
(ii) Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:
			2014			Restated1 2013 £m
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	1,830	2,943	62.2	1,312	2,940	44.6
Dilutive effect of share awards and options	-	44	(0.9)	-	39	(0.6)
Diluted operating profit per share from continuing operations	1,830	2,987	61.3	1,312	2,979	44.0
Operating profit attributable to ordinary shareholders	-	2,943	-	207	2,940	7.0
Dilutive effect of share awards and options	-	44	-	-	39	(0.1)
Diluted operating profit per share from discontinued operations	-	2,987	-	207	2,979	6.9
Diluted operating profit per share	1,830	2,987	61.3	1,519	2,979	50.9
1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F6 - Geographical analysis of general insurance and health operating earnings
The consolidated income statement on an MCEV basis includes operating earnings from the Group's general insurance and health insurance business (managed on a short-term basis) as analysed below. These results are included on an IFRS basis.

	2014 £m	Restated1 2013 £m
General insurance
United Kingdom & Ireland	478	455
Canada	189	246
Europe	104	98
Asia & Other	10	(52)
Operating profit - general insurance	781	747
Health insurance
United Kingdom & Ireland	10	16
Europe	9	14
Asia & Other	1	-
Operating profit - health insurance	20	30
Total operating profit	801	777

1 The comparative periods have been restated as set out in note F1 - Basis of preparation.

F7 - Geographical analysis of fund management operating earnings
The consolidated income statement on an MCEV basis includes earnings from the Group's fund management operations as analysed below. These results are included within MCEV operating profit on an IFRS basis. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arise from the provision of fund management services to our Life businesses. These results are included within the Life MCEV operating earnings.

	2014 £m	Restated1 2013 £m
Aviva Investors	22	27
Asia	1	2
Total - continuing operations	23	29
Total - discontinued operations2	-	31
Total operating profit	23	60
1    The comparative period has been restated as set out in note F1 - Basis of preparation.
2 Discontinued operations in 2013 represent the result for US operations on an IFRS basis.

F8 - Other operations
Where subsidiaries provide services to our life business, the MCEV value associated with that activity is included within the Life MCEV operating earnings. Other activities undertaken by such subsidiaries are included in the MCEV Consolidated income statement on an IFRS basis as analysed below.

	2014 £m	Restated1 2013 £m
United Kingdom & Ireland	4	(16)
Europe	(16)	(7)
Asia	(8)	(12)
Other Group operations2	(71)	(41)
Total - continuing operations	(91)	(76)
Total - discontinued operations3	-	(4)
Total operating profit	(91)	(80)
1    The comparative period has been restated as set out in note F1 - Basis of preparation.
2    Other operations include Group and head office costs.
3 Discontinued operations in 2013 represent the result for US operations on an IFRS basis.

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. In the 2013 result, there is a total adverse impact on operating profit from this activity of £132 million reflecting compensation expected to be claimed in respect of these breaches and other associated costs. These amounts are shown in operating profit in 'Other Group operations'.
     This was more than offset by the gain of £145 million relating to the Ireland pension scheme curtailment gain.
      In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013 and agreed to pay a fine of £17.6 million. Provision for this expected cost was made at the year end and is fully reflected within the 'Other operations' FY14 result.
      Excluding these one-offs, 'Other Group operations' costs in relation to non insurance activities of £53 million (FY13: costs of £54 million) were broadly stable.

F9 - Integration and Restructuring Costs
Integration and restructuring costs from continuing operations were £159 million (FY13: £354 million) and mainly include expenses associated with the Group's Solvency II programme. Compared to the prior period, integration and restructuring costs have reduced by £195 million principally driven by a significant reduction in transformation spend.

F10 - Exceptional items
Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. Exceptional items in continuing operations are a net charge of £198 million (FY13: net charge of £242 million). This is driven by pension legislation changes in the UK reducing future management charges levied on auto-enrolment default funds with an impact of £181 million, an extension of the temporary increase in corporate tax rate in France with an impact of £22 million, an £11 million impact on Poland pensions as a result of regulatory changes, and a reduction in the maximum annual management charge on pension products in Spain with an impact of £9 million. This is partially offset by a benefit from a reduction in the corporate tax rate in Spain with an impact of £23 million and a £2 million impact in Lithuania as a result of moving to a Eurozone yield curve.

F11 - Analysis of life and pension earnings
The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. During the first half of 2014, UK Life implemented two capital management actions that enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. The first involved the transfer of certain assets and associated liabilities from the RIEESA to the New With Profits Sub Fund (NWPSF). This action reduced the present value of in-force covered business by £757 million and increased required capital by the same amount. The second capital management action results in future shareholder transfers (that arise as bonuses are paid to policyholders) emerging in the NWPSF rather than the Non Profit Sub Fund (NPSF) and this reduces the present value of in-force covered business by £298 million and increases required capital by £94 million and increases free surplus by £199 million. These effects are presented within 'Other operating variances' in the table below.

Net of tax and non-controlling interests Full year 2014	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	2,310	6,551	6,129	14,990
Opening Adjustments2	125	107	534	766
Adjusted Opening MCEV	2,435	6,658	6,663	15,756
New business value	(350)	297	765	712
Expected existing business contribution (reference rate)	-	-	213	213
Expected existing business contribution (in excess of reference rate)	-	-	510	510
Expected return on shareholders' net worth	46	85	-	131
Transfers from VIF and required capital to the free surplus	1,221	(267)	(954)	-
Experience variances	(11)	(78)	115	26
Assumption changes3	223	(66)	196	353
Other operating variances4,5	32	1,152	(1,179)	5
	244	1,008	(868)	384
Operating MCEV earnings	1,161	1,123	(334)	1,950
Economic variances6	37	(24)	(138)	(125)
Other non-operating variances7	(32)	-	(174)	(206)
Total MCEV earnings	1,166	1,099	(646)	1,619
Capital & dividend flows8	(1,116)	-	-	(1,116)
Foreign exchange variances	(48)	(206)	(214)	(468)
Acquired/divested business9	(519)	(101)	103	(517)
Closing MCEV	1,918	7,450	5,906	15,274

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Represents the impact of the MCEV restatement as set out in note F1- Basis of preparation.
3 Assumption changes include annuitant mortality and maintenance expense assumption changes in the UK.
4    Other operating variances are driven by prior period adjustments in Aviva Investors, UK and France and management actions taken to change terms and conditions on some of Asia's healthcare business in Singapore, as well as refinements to the CNHR calculation in Singapore. The large reduction in VIF and offsetting increase in required capital is a result of the capital transactions in the UK.

5    Two internal reinsurance arrangements were undertaken in 2014. The first to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited and the second to reinsure 10% of UK Annuity business to UKLAP. These transactions had an adverse impact on Group MCEV free surplus of £204 million (MCEV note F12) in total. On an economic capital basis these transaction improve the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from operating capital generation to reflect the economic substance of the management action.

6    The reduction in VIF is primarily driven by France, where falling interest rates and increased swaption volatilities have increased the cost of guarantees, mitigated to some extent by a number of economic assumption changes (see F2 (g) for further details).

7    Other non-operating variances include the impact of the Department for Work and Pensions announcement in the UK (see F2 for further information) and the temporary increase to the corporation tax rate in France.

8    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the 'look-through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

9    A decrease of £490 million is due to the sale of ALPI to UKLAP- see F1 Basis of preparation. This line also includes the sale of Eurovita and the increase in minority interest holding in Italy, the sale of CxG in Spain, a reduction in Aviva's share of Poland Pensions business, and the sale of Woori Aviva Life in South Korea.

Net of tax and non-controlling interests Restated1 Full Year 2013	Free surplus £m	Required capital2 £m	VIF £m	Total MCEV £m
Opening MCEV3	1,951	6,417	6,411	14,779
New business value	(353)	172	817	636
Expected existing business contribution (reference rate)	-	-	248	248
Expected existing business contribution (in excess of reference rate)	-	-	441	441
Expected return on shareholders' net worth	18	119	-	137
Transfers from VIF and required capital to the free surplus	1,256	(345)	(911)	-
Experience variances	(92)	131	20	59
Assumption changes	126	27	(232)	(79)
Other operating variances	259	213	(389)	83
	293	371	(601)	63
Operating MCEV earnings	1,214	317	(6)	1,525
Economic variances	(77)	11	784	718
Other non-operating variances4	119	-	(304)	(185)
Total MCEV earnings	1,256	328	474	2,058
Capital & dividend flows5	(610)	(4)	-	(614)
Foreign exchange variance	(2)	83	9	90
Acquired/divested business6	(160)	(166)	(231)	(557)
Closing MCEV	2,435	6,658	6,663	15,756

1 The comparative period has been restated as set out in note F1- Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover the minimum solvency margins.
3    Opening MCEV includes the adjustment related to the removal of US Life held for sale operations from covered business on 1 January 2013 and the adjustment for the MCEV restatement. Details of both are set out in note F1- Basis of preparation.

4 Other non-operating variances are primarily driven by the impact of pension legislation change in Poland as well as the impact of tax changes in France and the UK.
5    Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the period that have emerged from the value of in-force. Since the 'look-through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

6 Acquired/divested business includes the adjustment for held for sale operations and disposal of Aseval, Ark Life, Malaysia, Russia and Romania pensions.

F12 - MCEV Free Surplus Emergence
The table below shows the free surplus generation in existing business and new business. Total free surplus generation of £1,161 million in the current period includes the impact of two internal reinsurance transactions between the UK Annuity business and Aviva International Insurance Ltd and the UK Annuity business and Aviva Life & Pensions UK Limited which in total have an adverse impact on Group MCEV free surplus of £204 million. On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from operating capital generation to reflect the economic substance of the management action.

Net of tax and non-controlling interests Full Year 2014	United Kingdom & Ireland 1 £m	Europe £m	Asia & Other2 £m	Total £m
Existing business
Transfer from VIF to net worth	397	473	84	954
Return on net worth	60	62	9	131
Impact of experience variances and assumption changes on net worth	1,224	33	(5)	1,252
Release of required capital to free surplus	(982)	157	(1)	(826)
Total existing business free surplus generation	699	725	87	1,511
New business
Impact on net worth	81	(88)	(46)	(53)
Reduction in free surplus from required capital	(96)	(184)	(17)	(297)
Total new business free surplus generation	(15)	(272)	(63)	(350)
Total free surplus generation	684	453	24	1,161

1    In the UK the release of required capital to free surplus and the impact of experience variances and assumption changes on net worth primarily reflect capital management actions, see F11 for further details.

2 The introduction of a reinsurance arrangement in Asia during 2013 had a positive impact on FY13 free surplus emergence which is not repeated at FY14.

Net of tax and non-controlling interests Restated 1 Full Year 2013	United Kingdom & Ireland £m	Europe £m	Asia & Other £m	Total £m
Existing business
Transfer from VIF to net worth	386	448	77	911
Return on net worth	67	58	12	137
Impact of experience variances and assumption changes on net worth	529	61	74	664
Release of required capital to free surplus	(373)	210	18	(145)
Total existing business free surplus generation	609	777	181	1,567
New business
Impact on net worth	(45)	(90)	(46)	(181)
Reduction in free surplus from required capital	32	(182)	(22)	(172)
Total new business free surplus generation	(13)	(272)	(68)	(353)
Total free surplus generation	596	505	113	1,214

1 The comparative periods have been restated as set out in F1- Basis of preparation.

F13 - Segmental analysis of life and related business embedded value
The required capital across our life businesses varies between 103% and 180% of EU minimum or equivalent (104% to 192% at FY13). The weighted average level of required capital for our life business expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 109% (FY13: 115%). These levels of required capital are used in the calculation of the Group's embedded value to evaluate the cost of locked in capital. At 31 December 2014 the aggregate regulatory requirements based on the EU minimum test amounted to £6.9 billion (FY13: £5.8 billion). The increase in the required capital in the UK in 2014 primarily reflects two capital management actions undertaken during the year which increased required capital by £0.9 billion (and reduced the present value of in force covered business by £1.1 billion). At this date, the actual net worth held in our long-term business, was £9.4 billion (FY13: £9.1 billion) which represents 136% (FY13: 156%) of these minimum requirements.

Net of tax and non-controlling interests Full Year 2014	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom2,3	988	4,366	2,362	7,716
Ireland	91	161	381	633
United Kingdom & Ireland	1,079	4,527	2,743	8,349
France4	250	2,118	976	3,344
Poland	152	102	946	1,200
Italy5	127	348	248	723
Spain6	49	117	153	319
Other Europe	5	12	103	120
Europe	583	2,697	2,426	5,706
Asia7	235	203	624	1,062
Other	21	23	113	157
Total	1,918	7,450	5,906	15,274

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins
2    In the UK, the reduction in VIF is offset by an increase in required capital as a result of capital management transactions, see F11 for further details. Free surplus has reduced mainly due to the purchase of the Aviva Life & Pensions Ireland business ("ALPI"). See F1 for further information. This has been partially offset by the benefit arising due to changes to annuitant mortality assumptions and expense savings.

3    Two internal reinsurance arrangements were undertaken in 2014. The first to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited and the second to reinsure 10% of UK Annuity business to              UKLAP. These transactions had an adverse impact on Group MCEV free surplus of £204 million (MCEV note F12) in total. On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

4 The reduction in VIF in France is driven by the increase in the cost of guarantees as a result of falling interest rates and increased swaption volatilities.
5 In Italy, the increase in free surplus and VIF and fall in required capital is driven by the sale of Eurovita and the decrease in the minority holding (see F1 for further information).
6 In Spain, the reduction in required capital is driven by improvements in the economic environment. Required Capital is now equal to the target capital level.
7    The increase in VIF in Asia is due to changes in the terms and conditions on some of Asia's healthcare business in Singapore, higher margin protection sales in China and the sale of Korea.

Net of tax and non-controlling interests Restated1 Full Year 2013	Free surplus £m	Required Capital2 £m	VIF £m	Total MCEV £m
United Kingdom	1,581	3,225	3,173	7,979
Ireland	131	165	380	676
United Kingdom & Ireland	1,712	3,390	3,553	8,655
France	227	2,213	1,318	3,758
Poland	202	111	969	1,282
Italy 3	62	484	92	638
Spain3	32	204	146	382
Other Europe	10	15	102	127
Europe	533	3,027	2,627	6,187
Asia	185	236	473	894
Other	5	5	10	20
Total	2,435	6,658	6,663	15,756

1 The comparative period has been restated as set out in F1- Basis of preparation.
2 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
3 Required capital in Italy and Spain reflects the current economic environment and is in excess of regulatory requirements.

F14 - Present value of life new business premiums
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, gross of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
      The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
      The weighted average capitalisation factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums.

Gross of tax and non-controlling interests Full Year 2014	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	946	5.4	5,108	6,901	12,009
Ireland1	26	5.7	149	286	435
United Kingdom & Ireland	972	5.4	5,257	7,187	12,444
France	87	8.1	709	3,924	4,633
Poland	50	8.7	435	138	573
Italy	41	5.7	232	2,410	2,642
Spain	40	6.1	245	864	1,109
Other Europe2	111	3.8	421	74	495
Europe	329	6.2	2,042	7,410	9,452
Asia3	248	6.4	1,584	367	1,951
Other4	-	-	-	881	881
Total life and pensions	1,549	5.7	8,883	15,845	24,728

1 The WACF in Ireland increased largely due to a strategic shift in business mix towards protection business and away from pensions business.
2 In Turkey the WACF reduced due to a change in persistency assumptions for pensions business.
3 The increase in WACF in Asia was largely driven by the inclusion of Retail Health business in Singapore in the second half of 2013.
4 Other includes the UK Retail Investment business which was transferred from UK Life to Aviva Investors in May 2014.

Gross of tax and non-controlling interests Restated 1 Full Year 2013	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	878	5.1	4,443	7,481	11,924
Ireland	26	4.4	114	355	469
United Kingdom & Ireland	904	5.0	4,557	7,836	12,393
France	89	8.0	712	3,786	4,498
Poland	38	9.0	341	145	486
Italy	51	5.5	279	1,955	2,234
Spain	52	5.6	290	934	1,224
Other Europe	103	4.6	473	71	544
Europe	333	6.3	2,095	6,891	8,986
Asia	290	5.6	1,632	108	1,740
Other	-	-	-	58	58
Total life and pensions	1,527	5.4	8,284	14,893	23,177

1 The comparative period has been restated as set out in F1- Basis of preparation.

F15 - Geographical analysis of value of new business
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of the new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The value generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business, including expected profit between point of sale and the valuation date. It reflects the additional value to shareholders created through the activity of writing new business including the impacts of interactions between in force and new business with the exception of tax as noted in the basis of preparation. The value of new business has been calculated using economic assumptions at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums		Value of new business		New business margin
Gross of tax and non-controlling interests	Full Year 2014 £m	Restated1 Full Year 2013 £m	Full Year 2014 £m	Restated1 Full Year 2013 £m	Full Year 2014%	Restated1 Full Year 2013%
United Kingdom	12,009	11,924	473	469	3.9%	3.9%
Ireland	435	469	9	8	2.1%	1.7%
United Kingdom & Ireland	12,444	12,393	482	477	3.9%	3.8%
France	4,633	4,498	205	172	4.4%	3.8%
Poland	573	486	64	51	11.2%	10.5%
Italy	2,642	2,234	54	27	2.0%	1.2%
Spain	1,109	1,224	38	35	3.4%	2.9%
Other Europe	495	544	30	38	6.1%	7.0%
Europe	9,452	8,986	391	323	4.1%	3.6%
Asia	1,951	1,740	127	104	6.5%	6.0%
Other	881	58	9	-	1.0%	0.0%
Total life and pensions	24,728	23,177	1,009	904	4.1%	3.9%

1 The comparative period has been restated as set out in F1- Basis of preparation.

Value of new business shown in the table above includes the results of Eurovita, Aseval, CxG and Malaysia until their disposal. Excluding these, total VNB for 2014 is £1,010 million (FY13:£909 million).

	Present value of new business premiums		Value of new business		New business margin
Net of tax and non-controlling interests	Full Year 2014 £m	Restated1 Full Year 2013 £m	Full Year 2014 £m	Restated1 Full Year 2013 £m	Full Year 2014%	Restated1 Full Year 2013%
United Kingdom	12,009	11,924	379	361	3.2%	3.0%
Ireland	435	448	7	7	1.6%	1.6%
United Kingdom & Ireland	12,444	12,372	386	368	3.1%	3.0%
France	3,906	3,779	121	99	3.1%	2.6%
Poland	515	440	47	38	9.1%	8.6%
Italy	1,670	932	13	7	0.8%	0.8%
Spain	642	689	12	9	1.9%	1.3%
Other Europe	495	544	24	30	4.8%	5.5%
Europe	7,228	6,384	217	183	3.0%	2.9%
Asia	1,951	1,739	101	85	5.2%	4.9%
Other	881	58	8	-	0.9%	0.0%
Total life and pensions	22,504	20,553	712	636	3.2%	3.1%

1 The comparative period has been restated as set out in F1- Basis of preparation.

F16 - Maturity profile of business
(a) Total in-force business
To show the discounted profile of the VIF emergence, the value of VIF in the statements of financial position has been split into five-year tranches depending on the date when the profit is expected to emerge. The reduction in total VIF over 2014 primarily reflects two capital management actions undertaken in the UK during the year which reduced the present value of in force covered business by £1.1 billion (and increased required capital by £0.9 billion).

Net of non-controlling interests 31 December 2014 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	427	597	484	351	884	2,743
Europe	1,006	654	382	194	190	2,426
Asia and Other	349	126	115	42	105	737
Total	1,782	1,377	981	587	1,179	5,906

Net of non-controlling interests Restated1 31 December 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	735	974	675	317	852	3,553
Europe	1,012	702	420	236	257	2,627
Asia and Other	217	97	78	36	55	483
Total	1,964	1,773	1,173	589	1,164	6,663

1 The comparative periods have been restated as set out in F1- Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

(b) New business
To show the discounted profile of the VIF emergence, the value of new business has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interests 31 December 2014 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	54	45	30	26	150	305
Europe	124	79	44	27	31	305
Asia and Other	76	33	16	9	21	155
Total	254	157	90	62	202	765

Net of non-controlling interests Restated1 31 December 2013 £m	0-52	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	116	77	49	34	137	413
Europe	99	70	42	28	32	271
Asia and Other	75	27	14	6	11	133
Total	290	174	105	68	180	817
1    The comparative periods have been restated as set out in F1- Basis of preparation.
2 For held for sale operations, the VIF emergence is reported in the 0-5 column.

F17 - Risk allowance within present value of in-force (VIF)
Within the VIF, there are additional allowances for risks not included within the basic present value of future profits calculation.

Net of non-controlling interests 31 December 2014 £m	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,246	(247)	(512)	(125)	2,362
Ireland	404	(7)	(16)	-	381
United Kingdom & Ireland	3,650	(254)	(528)	(125)	2,743
France	2,350	(80)	(189)	(1,105)	976
Poland	1,118	(5)	(115)	(52)	946
Italy	301	(7)	(9)	(37)	248
Spain	179	(2)	(20)	(4)	153
Other Europe	106	(1)	(2)	-	103
Europe	4,054	(95)	(335)	(1,198)	2,426
Asia	737	(29)	(61)	(23)	624
Other	116	-	(3)	-	113
Total	8,557	(378)	(927)	(1,346)	5,906

Total risk allowances have increased compared to FY13:
• Frictional costs have decreased by £123 million primarily driven by Europe, France in particular, where falling interest rates reduce the cost of tax on investment income.
• The allowance for non-hedgeable risks has decreased by £18 million. There is an increase in the UK due to falling interest rates. In Italy, the fall in non-hedgeable risk from the reduction in economic capital is partially offset by the impact of the decrease in minority ownership, and in Asia the fall is driven by refinements to the non-hedgeable risk methodology.

• The Time Value of Options and Guarantees has increased by £535 million primarily due to the increase in the future potential cost of guarantees in France as a result of falling interest rates and increased swaption volatilities.

Net of non-controlling interests Restated 1 31 December 2013 £m	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,952	(255)	(468)	(56)	3,173
Ireland	405	(8)	(17)	-	380
United Kingdom & Ireland	4,357	(263)	(485)	(56)	3,553
France	2,341	(175)	(213)	(635)	1,318
Poland	1,150	(9)	(111)	(61)	969
Italy	158	(11)	(30)	(25)	92
Spain	185	(9)	(25)	(5)	146
Other Europe	104	(1)	(1)	-	102
Europe	3,938	(205)	(380)	(726)	2,627
Asia	614	(33)	(79)	(29)	473
Other	11	-	(1)	-	10
Total	8,920	(501)	(945)	(811)	6,663

1 The comparative period has been restated as set out in F1-Basis of Preparation.

F18 - Implied discount rates (IDR)
In the valuation of a block of business, the IDR is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
      The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
      Average derived risk discount rates are shown below for the embedded value.

	31 December 2014%	Restated1 31December 2013%
United Kingdom	6.0%	6.4%
Ireland	0.9%	1.7%
United Kingdom & Ireland	5.6%	6.0%
France	6.8%	6.7%
Poland	4.5%	6.3%
Italy2	3.9%	3.7%
Spain	3.7%	7.8%
Other Europe	8.8%	9.8%
Europe	5.7%	6.2%
Asia2	4.4%	4.8%
Other	3.7%	-
Total	5.5%	6.1%
1    The comparative periods have been restated as set out in note F1- Basis of Preparation.
2 In the comparative period IDRs have been calculated excluding held for sale operations, reflecting that they are stated at expected fair value less cost to sell.

As part of the MCEV restatement described in Note F1, 31 December 2012 IDRs were restated for UK, France, Italy, Spain and Ireland to 6.6%, 6.2%, 8.8%, 11.3% and 1.5% respectively. The 31 December 2012 IDR determines the expected existing business contributions for the restated 31 December 2013 analysis of earnings (notes F4 and F11). Singapore's FY12 IDR, a component of the "Asia" operating segment IDR, remains unchanged following the restatement because the region's healthcare business did not become covered business until the second half of 2013.
     In 2014, IDRs have fallen across most businesses as a result of a reduction in real world returns.

F19 - Summary of non-controlling interest in life and related businesses' MCEV results
31 December 2014	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	13	15	22	5	-	55	712	767
Life MCEV operating earnings/(loss) after tax	38	39	35	18	-	130	1,950	2,080
Life MCEV earnings/(loss) after tax	17	119	33	26	-	195	1,619	1,814
Closing covered businesses' embedded value	281	256	412	170	-	1,119	15,274	16,393

Restated 1 31 December 2013	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	13	15	10	4	-	42	636	678
Life MCEV operating earnings after tax	(2)	24	99	14	-	135	1,525	1,660
Life MCEV earnings after tax	(7)	146	375	(39)	-	475	2,058	2,533
Closing covered businesses' embedded value	284	316	770	166	2	1,538	15,756	17,294
1    The comparative period has been restated as set out in note F1- Basis of Preparation.

Non-controlling interest in life and related businesses is not impacted by the treatment of held for sale operations. There are no non-controlling interests in the United Kingdom. For comparative figures, non-controlling interest in Ireland was assumed to be 0% throughout the period on the grounds of materiality; no such approximation is required for the closing embedded value. Restructuring activity in Italy during 2014 has significantly reduced the non-controlling interest in the closing embedded value. See F1 - Basis of preparation for further details.

F20 - Sensitivity analysis

(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
• 10 basis point increase in the liquidity premium adjustment, where applicable;
• one percentage point increase and decrease in the risk-free rate with a floor of 0%, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 10% increase and decrease in market values of equity and property assets;
• 25% multiplicative increase in equity, property and swaption volatilities;
• 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
• decrease in the level of required capital to 100% EU minimum (or equivalent).
In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
     For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Own sovereign debt is excluded from credit spread sensitivities.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios.

Life and related business embedded value

			Interest rates
2014 Embedded value (net of non-controlling interests)	As reported in F13 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	Swaption implied volatilities increased 25% £m
United Kingdom & Ireland	8,349	340	(275)	275	-
France	3,344	80	55	(545)	(290)
Poland, Italy, Spain and Other Europe	2,362	5	(55)	50	(10)
Asia and Other	1,219	-	35	(55)	(5)
Total	15,274	425	(240)	(275)	(305)

			Equity/property		Credit spread
2014 Embedded value (net of non-controlling interests)	As reported in F13 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	8,349	105	(185)	(60)	(1,195)	1,300	-
France	3,344	280	(295)	(255)	(60)	60	15
Poland, Italy, Spain and Other Europe	2,362	40	(40)	(15)	(20)	25	-
Asia and Other	1,219	25	(25)	-	(20)	20	10
Total	15,274	450	(545)	(330)	(1,295)	1,405	25

F20 - Sensitivity analysis continued
New business

			Interest rates
2014 Value of new business (net of tax and non-controlling interests)	As reported in F15 £m	10bp increase in adjustment to risk-free rates £m	1% Increase £m	1% decrease £m	Swaption implied volatilities increased 25% £m
United Kingdom & Ireland	386	20	(9)	10	-
France	121	-	14	(26)	(4)
Poland, Italy, Spain and Other Europe	96	1	(5)	4	-
Asia and Other	109	-	9	(15)	-
Total	712	21	9	(27)	(4)

		Equity/property			Credit spread
2014 Value of new business (net of tax and non-controlling interests)	As reported in F15 £m	10% increase in market values £m	10% decrease in market values £m	25% increase in volatility £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	386	-	-	-	(76)	81	-
France	121	6	(7)	(5)	-	-	1
Poland, Italy, Spain and Other Europe	96	-	-	-	-	-	-
Asia and Other	109	-	-	-	-	-	2
Total	712	6	(7)	(5)	(76)	81	3
(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:
• 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

• 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
• 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.
No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

Life and related business embedded value

2014 Embedded value (net of non-controlling interests)	As reported in F13 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	8,349	225	130	190	(500)
France	3,344	100	10	20	(30)
Poland, Italy, Spain and Other Europe	2,362	30	80	25	-
Asia and Other	1,219	45	45	30	-
Total	15,274	400	265	265	(530)

New Business
2014 Value of new business (net of tax and non-controlling interests)	As reported in F15 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	386	34	17	31	(24)
France	121	5	4	2	-
Poland, Italy, Spain and Other Europe	96	4	10	3	-
Asia and Other	109	7	7	4	-
Total	712	50	38	40	(24)

Other information

In this section	Page
Glossary	168
Shareholder services	171

Glossary

Product definitions
Annuity
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuity
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Equity Release
Equity Release Mortgages allow a homeowner to receive a lump sum in return for a mortgage secured on their house. No interest is payable on the loan; instead, interest is rolled-up on the loan and the loan and accrued interest are repayable at redemption (upon death or moving into long term care).

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage to the property of others.

Group pension
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Health insurance
Provides cover against loss from illness or bodily injury. Can pay for medicine, visits to the doctor, hospital stays, other medical expenses and loss of earnings, depending on the conditions covered and the benefits and choices of treatment available on the policy.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

Individual savings account (ISAs)
Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.
Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension
A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

Collective investment scheme (SICAVs)
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Whole life
A protection policy that remains in force for the insured's whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

General terms
Annual premium equivalent (APE)
Used as a measure of annual sales, taking the annual premium of regular premium contracts plus 10% of single premium contracts.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance / Affinity
An arrangement whereby banks, building societies or other groups sell insurance and investment products to their customers or members on behalf of other financial providers.

Combined operating ratio (COR)
COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit value).

Financial Conduct Authority (FCA)
One of the two bodies (along with the PRA) which replaced the Financial Services Authority from 1 April 2013. The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.
Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation, authorised under the FCA, to give advice on financial matters.

Internal rate of return (IRR)
A discount rate used to measure profitability. The rate used is that which will bring a series of cash flows to a net present value of nil.

International financial reporting standards (IFRS)
These are accounting regulations designed to ensure comparable financial statements preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Operating profit
This is also referred to as adjusted operating profit or operating profit (IFRS basis). It is based on expected investment returns, and stated before tax and before non-operating items including, impairment of goodwill, exceptional and other items.
Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums
Total gross written premiums for the given period, less premiums paid over or 'ceded' to reinsurers.

New business strain (NBS)
The name given to the initial impact on shareholders' net assets when an insurance contract is sold. This "strain" arises because, in addition to meeting costs associated with the sale of contracts, insurance companies must meet capital and reserving requirements at the outset of a contract that are often significantly higher than the premiums received.

Present value of new business premiums (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Prudential Regulatory Authority (PRA)
One of the two bodies (along with the FCA) which replaced the Financial Services Authority from 1 April 2013. The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders.

Solvency II
These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II is due to become effective from 1 January 2016.
Financial Reporting Council Guidance on Internal Control
The Guidance on Risk Management, Internal Control and Related Financial and Business Reporting sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.
Value of new business (VNB)
VNB is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic and operating assumptions which are the same as those used to determine the embedded value at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is quoted net of tax and non-controlling interests.

Market Consistent Embedded Value
(MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date.

Liquidity premium
An addition to the risk-free rate used when projecting investment returns and discounting cash flows on certain types of contracts where the liabilities are illiquid and have cash flows that are predictable.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Market consistent embedded value (MCEV)
A measure of the value of a life business to its shareholders. It is the sum of shareholders net assets and today's value of the future profits that are expected to emerge from business already written, where the assumptions used to calculate future profits are consistent with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital andfree surplus.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Real world equivalent Embedded Value (EqEV)
As for other embedded value measures, EqEV is a way of measuring the current value to shareholders of the in-force portfolio of a life and pensions business. EqEV includes the value of future profits and uses a set of realistic assumptions, including real world expected investment returns, allowing for the impact of the uncertainty in these returns in the risk discount rate.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that allow for the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Shareholder services

Shareholder profile as at 31 December 2014
By category of shareholder	Number of shareholders	%*	Number of shares	%*
Individual	530,405	97.50	245,842,458	8.33
Banks and nominee companies	11,815	2.17	2,640,824,058	89.50
Pension fund managers and insurance companies	282	0.05	1,611,105	0.05
Other corporate bodies	1,527	0.28	62,209,719	2.11
Total	544,029	100	2,950,487,340	100

By size of shareholding	Number of shareholders	%*	Number of shares	%*
1-1,000	493,005	90.62	135,763,008	4.60
1,001-5,000	45,333	8.33	85,991,246	2.91
5,001-10,000	3,172	0.58	22,086,301	0.75
10,001-250,000	1,958	0.36	82,002,362	2.78
250,001-500,000	151	0.03	52,963,150	1.80
500,001 and above	409	0.08	2,539,223,495	86.06
American Depositary Receipts (ADRs)+	1	0.00	32,457,778	1.10
Total	544,029	100	2,950,487,340	100

+ The number of registered ordinary shares represented by ADRs. Please note that each Aviva ADR represents two (2) ordinary shares.
* Percentages do not necessarily add up due to rounding.

2015 financial calendar
Aviva General Meeting in respect of the proposed Acquisition of Friends Life	11am on 26 March 2015
Annual General Meeting	11am on 29 April 2015
Announcement of first quarter Interim Management Statement	7 May 2015

* The full financial calendar will be available at www.aviva.com/investor-relations/financial-calendar

2014 final dividend dates - ordinary shares
Ex-dividend date (ordinary) *	8 April 2015
Record date (ordinary and ADR)	9 April 2015
Last day for Dividend Reinvestment Plan election	23 April 2015
Dividend payment date *	15 May 2015

* Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shares. The ex-dividend date for ADR holders will be 7 April 2015.

Annual General Meeting (AGM)
• The 2015 AGM will be held at The QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday, 29 April 2015 at 11am.
• Details of each resolution to be considered at the meeting are provided in the Notice of AGM, which is available on the Company's website at www.aviva.com/agm.
• Shareholders can vote electronically at www.investorcentre.co.uk/eproxy, in person by attending the meeting, or by completing and returning the relevant voting card(s) by post.
• The voting results for the 2015 AGM will be accessible on the Company's website at www.aviva.com/agm shortly after the meeting.
•     If you are unable to attend the AGM but would like to ask the directors a question in connection with the business of the meeting, please e-mail the group company secretary at aviva.shareholders@aviva.com.

AGM voting instructions
• Completed proxy instructions must be submitted to the Company's Registrar, Computershare Investor Services PLC (Computershare), to arrive by no later than:
• Monday, 27 April 2015 at 11am for ordinary shareholders; and
• Friday, 24 April 2015 at 11am for members of the Aviva Share Account and participants in the Vested Share Account and the Aviva All Employee Share Ownership Plan.
• ADR holders should submit instructions to Citibank, N.A., the Depositary, by no later than 10am on Thursday, 23 April 2015.

Dividends
• Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2014 final dividend.
• Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
• Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.
•     The Company offers a Dividend Reinvestment Plan which provides the option for eligible shareholders to reinvest their cash dividend in additional ordinary shares in the Company. For further information please visit www.aviva.com/dividend. Completed application forms must be sent to the Company's Registrar, Computershare, by no later than 5pm on 23 April 2015.

Direct credit of dividend payments
•     If you would like to have your cash dividends paid directly into your bank or building society account, or to have your dividends reinvested please visit www.aviva.com/dividends for more information or contact Computershare using the contact details overleaf.

Overseas global dividend service
The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies. For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

Manage your holdings online
You can view and manage your shareholding online at: www.aviva.com/ecomms. To log in you will require your 11 digit Shareholder Reference Number (SRN), which you will find on your proxy or voting card, latest dividend stationery, or any share certificate issued since 4 July 2011.
    Please help us to be environmentally friendly and elect to receive electronic communications by registering your email address online, or by contacting Computershare directly.

Useful links for shareholders

Online shareholder services centre
www.aviva.com/shareholderservices

Dividend information for ordinary shares
www.aviva.com/dividends

Annual General Meeting information and electronic voting
www.aviva.com/agm
www.investorcentre.co.uk/eproxy

Aviva share price
www.aviva.com/shareprice

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Aviva preference share price
www.londonstockexchange.com

Aviva reports information
www.aviva.com/reports

Contact details
Ordinary and preference shares - Computershare
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact the Company's Registrar, Computershare:
By telephone:0871 495 0105
    Lines are open from 8.30am to 5.30pm (UK time), Monday to Friday (excluding public holidays).
            Please call +44 117 378 8361 if calling from outside the UK.
By email:AvivaSHARES@computershare.co.uk

In writing:Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone:1 877 248 4237(1 877-CITI-ADR), or
    +1 781 575 4555 if you are calling from outside the US. (Lines are open from 8.30am to 6pm, Monday to Friday US Eastern Standard Time).

By email:citibank@shareholders-online.com

In writing: Citibank Shareholder Services,
   PO Box 43077, Providence, Rhode Island 02940-3077 USA
Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group company secretary
Shareholders may contact the group company secretary as follows:

By email:aviva.shareholders@aviva.com

In writing: Kirstine Cooper, Group Company Secretary, St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: +44 (0)20 7283 2000
End Part 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary